Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2022, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays PLC	1

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2022 to the corresponding nine months of 2021 and the three months ended 30 September 2022 to the corresponding three months in 2021 and balance sheet analysis as at 30 September 2022 with comparatives relating to 31 December 2021 and 30 September 2021. The historical financial information used for the purposes of such analysis has been restated. Please refer to Supplementary Information contained herein for further information. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, attached hereto.
The information in this announcement, which was approved by the Board of Directors on 25 October 2022, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2021, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 54 to 61 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 56 to 59;
– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 56 to 59;
– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 56 to 59;
– Group Income excluding the Over-issuance of Securities represents total income excluding the impact of the Over-issuance of Securities. The comparable IFRS measure is Total income. A reconciliation is provided on page 57;
– Group Operating expenses excluding the Over-issuance of Securities represents total Operating expenses excluding the impact of the Over-issuance of Securities. The comparable IFRS measure is Total operating expenses. A reconciliation is provided on page 57;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 61;
– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 56 to 59;
– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 61; and
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 60.

Barclays PLC	2

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in banking and financial markets, projected expenditures, costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations, group structure, IFRS impacts and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, the development of IFRS and other accounting standards, including evolving practices with regard to the interpretation and application of accounting standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations and any related impact on provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks and incidents or similar events beyond the Group’s control, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market-related risks such as changes in interest rates and foreign exchange rates; changes in valuation of credit market exposures; changes in valuation of issued securities; changes in credit ratings of any entity within the Group or any securities issued by such entities; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2021, as amended, and Interim Results Announcement for the six months ended 30 June 2022 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	3

Performance Highlights

Strong Q3 performance with profit before tax of £2.0bn, return on equity (RoE) of 10.6% and return on tangible equity (RoTE) of 12.5%, contributing to Q3 year to date profit before tax of £5.7bn, RoE of 9.3% and RoTE of 10.9%
Key financial metrics:

	Income	Cost: income ratio	Profit before tax	Attribut-able Profit	RoE	RoTE	EPS	CET1 ratio	NAV per share	TNAV per share
Q322	£6.0bn	60%	£2.0bn	£1.5bn	10.6%	12.5%	9.4p	13.8%	338p	286p
Q322 YTD	£19.2bn	66%	£5.7bn	£4.0bn	9.3%	10.9%	24.2p
Q322 Performance highlights1:
•Attributable profit was £1.5bn (Q321: £1.4bn), RoE was 10.6% (Q321: 9.7%) and RoTE was 12.5% (Q321: 11.4%)
•On a statutory basis, including the impact of the Over-issuance of Securities in the US (Over-issuance of Securities)2:
•Group income was £6.0bn, up 9% year-on-year, including an income reduction of £0.5bn from hedging arrangements in relation to the Over-issuance of Securities
•Total Group operating expenses were £3.6bn (Q321: £3.6bn), including a provision reduction of £0.5bn in relation to the Over-issuance of Securities (Q321: £0.1bn charge)
•The total impact of the Over-issuance of Securities, net of tax, was £29m positive in Q322
•Excluding the impact of the Over-issuance of Securities
•Group income was £6.4bn, up 17% year-on-year, with continued momentum in both Consumer, Cards and Payments (CC&P) and Barclays UK. Within Corporate and Investment Bank (CIB), strong client activity in Markets more than offset the impact of a reduced fee pool in Investment Banking. Group income benefited from the appreciation of USD against GBP
•Group operating expenses were £4.1bn, up 18% year-on-year. Within this, operating costs (which exclude all litigation and conduct) were £3.9bn, up 14% year-on-year driven by the appreciation of USD against GBP, impact of inflation and investment in the business
•Credit impairment charges were £0.4bn (Q321: £0.1bn). Delinquencies remained below historical levels and coverage levels have been broadly maintained at the portfolio level in light of an uncertain macroeconomic backdrop. The deteriorating macroeconomic forecast resulted in an increased charge, partially offset by consuming economic uncertainty post-model adjustments (PMAs), which were established in prior periods in anticipation of the future deterioration, which is now captured within the modelled output
•Capital: Common Equity Tier 1 (CET1) ratio of 13.8% (December 2021: 15.1% and June 2022: 13.6%), net asset value (NAV) per share of 338p (December 2021: 339p and June 2022: 346p) and tangible net asset value (TNAV) per share of 286p (December 2021: 291p and June 2022: 297p)
•Capital distributions: Barclays paid a half-year dividend of 2.25p per share on 16 September 2022, and completed a share buyback of £0.5bn on 3 October 2022, bringing the total capital return equivalent to c.5.25p per share as announced at H122 results

12021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.
2Denotes the Over-issuance of Securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019.

Barclays PLC	4

Performance Highlights

Outlook:
•Returns: targeting a RoTE of greater than 10% in 2022
•Income: diversified income streams position the Group well for the current economic and market environment including rising interest rates
•Costs: FY22 total operating expenses are expected to be in line with the outlook given at H122 results of around £16.7bn1, with a reduction in litigation and conduct charges of around £0.3bn broadly offset by headwinds from FX and other movements
•Impairment: expect the credit impairment charges at a portfolio level to trend towards a through-the-cycle loan loss rate, acknowledging the risk of further deterioration in the economic outlook
•Capital: targeting a CET1 ratio within the range of 13-14%
•Capital returns: capital distribution policy incorporates a progressive ordinary dividend, supplemented with buybacks as appropriate. Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

1Group cost outlook is based on an average USD/GBP FX rate of 1.12 in Q422 and subject to foreign currency movements.

Barclays PLC	5

Performance Highlights

Barclays Group results	Nine months ended			Three months ended
	30.09.22	Restated[1] 30.09.21		30.09.22	Restated[1] 30.09.21
	£m	£m	% Change	£m	£m	% Change
Barclays UK	5,289	4,837	9	1,916	1,638	17
Corporate and Investment Bank	10,792	9,702	11	2,821	3,129	(10)
Consumer, Cards and Payments	3,213	2,453	31	1,244	808	54
Barclays International	14,005	12,155	15	4,065	3,937	3
Head Office	(139)	(212)	34	(30)	(110)	73
Total income	19,155	16,780	14	5,951	5,465	9
Credit impairment (charges)/releases	(722)	622		(381)	(120)
Net operating income	18,433	17,402	6	5,570	5,345	4
Operating costs	(11,209)	(10,578)	(6)	(3,939)	(3,446)	(14)
Litigation and conduct	(1,518)	(305)		339	(129)
Total operating expenses	(12,727)	(10,883)	(17)	(3,600)	(3,575)	(1)
Other net (expenses)/ income	(4)	247		(1)	94
Profit before tax	5,702	6,766	(16)	1,969	1,864	6
Tax charge	(1,072)	(1,034)	(4)	(249)	(292)	15
Profit after tax	4,630	5,732	(19)	1,720	1,572	9
Non-controlling interests	(23)	(20)	(15)	(2)	(1)
Other equity instrument holders	(620)	(586)	(6)	(206)	(197)	(5)
Attributable profit	3,987	5,126	(22)	1,512	1,374	10

Performance measures
Return on average shareholders' equity	9.3%	12.4%		10.6%	9.7%
Return on average tangible shareholders' equity	10.9%	14.5%		12.5%	11.4%
Average shareholders' equity (£bn)	56.9	55.1		56.8	56.5
Average tangible shareholders' equity (£bn)	48.8	47.1		48.6	48.3
Cost: income ratio	66%	65%		60%	65%
Loan loss rate (bps)	23	(23)		36	13
Basic earnings per share	24.2p	30.0p		9.4p	8.0p
Basic weighted average number of shares (m)	16,503	17,062	(3)	16,148	17,062	(5)
Period end number of shares (m)	15,888	16,851	(6)	15,888	16,851	(6)

	As at 30.09.22	As at 30.06.22	Restated[1] As at 31.12.21	Restated[1] As at 30.09.21
Balance sheet and capital management[2]	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	413.7	395.8	361.5	353.0
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.6%	1.7%
Total assets	1,726.9	1,589.2	1,384.3	1,406.5
Deposits at amortised cost	574.4	568.7	519.4	510.2
Net asset value per share	338p	346p	339p	334p
Tangible net asset value per share	286p	297p	291p	286p
Common equity tier 1 ratio	13.8%	13.6%	15.1%	15.3%
Common equity tier 1 capital	48.6	46.7	47.3	47.2
Risk weighted assets	350.8	344.5	314.1	307.7
UK leverage ratio	5.0%	5.1%	5.2%	5.1%
UK leverage exposure	1,232.1	1,151.2	1,137.9	1,162.7
Average UK leverage ratio	4.8%	4.7%	4.9%	4.9%
Average UK leverage exposure	1,259.6	1,233.5	1,229.0	1,201.1

Funding and liquidity
Group liquidity pool (£bn)	326	343	291	293
Liquidity coverage ratio	151%	156%	168%	161%
Loan: deposit ratio	72%	70%	70%	69%
12021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.
2Refer to pages 40 to 46 for further information on how capital, Risk Weighted Assets (RWAs) and leverage are calculated.

Barclays PLC	6

Group Finance Director's Review

Group performance Q322 YTD1
•Barclays delivered a profit before tax of £5,702m (Q321 YTD: £6,766m), RoE of 9.3% (Q321 YTD: 12.4%), RoTE of 10.9% (Q321 YTD: 14.5%), and earnings per share (EPS) of 24.2p (Q321 YTD: 30.0p)
•The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The 9% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses
•Total income increased to £19,155m (Q321 YTD: £16,780m). Barclays UK income increased to £5,289m (Q321 YTD: £4,837m). Barclays International income increased to £14,005m (Q321 YTD: £12,155m), with CIB income increasing to £10,792m (Q321 YTD: £9,702m) and CC&P income increasing to £3,213m (Q321 YTD £2,453m). Excluding the income benefit of £292m from hedging arrangements related to the Over-issuance of Securities, total Group income was £18,863m, up 12% year-on-year, Barclays International income was £13,713m, up 13% year-on-year and CIB income was £10,500m, up 8% year-on-year
•Credit impairment charges were £722m (Q321 YTD: £622m net release). Whilst delinquencies remained below historical levels, the deterioration in the macroeconomic forecast has been reflected in the total impairment provision as at 30 September 2022 of £6.4bn. The YTD credit impairment charges reflect consumption of £1.0bn of the PMAs for economic uncertainty, which is now captured in the modelled output, leaving a balance of £0.7bn
•Total Group operating expenses increased to £12,727m (Q321 YTD: £10,883m) mainly due to higher litigation and conduct charges:
–Operating costs (which exclude litigation and conduct charges) increased 6% to £11,209m, reflecting continued investment and business growth, the impact of inflation and the appreciation of average USD against GBP, partially offset by efficiency savings and the non-recurrence of structural cost actions primarily relating to the real estate review in June 2021
–Litigation and conduct charges were £1,518m (Q321 YTD: £305m) including £966m impact from the Over-issuance of Securities, £282m of customer remediation costs relating to legacy loan portfolios in CC&P and £165m related to the Devices Settlements2 recognised in Q222
•The effective tax rate (ETR) was 18.8% (Q321 YTD: 15.3%). The tax charge included £346m for the re-measurement of the Group’s UK deferred tax assets (DTAs) due to the enactment of legislation in Q122 to reduce the UK banking surcharge rate from 8% to 3% effective from 1 April 2023. The ETR excluding the impact of this downward re-measurement of UK DTAs was 12.7%, reflecting the impact of tax benefits arising in the current year as well as beneficial adjustments in respect of prior years
•Attributable profit was £3,987m (Q321 YTD: £5,126m) despite the £552m impact of the Over-issuance of Securities, delivering EPS of 24.2p for the year to date
•Total assets increased to £1,726.9bn (December 2021: £1,384.3bn) reflecting higher levels of activity as we supported our clients through a period of market volatility, and the appreciation of USD against GBP
•NAV per share was 338p (December 2021: 339p). TNAV per share decreased to 286p (December 2021: 291p) with EPS of 24.2p and currency movements more than offset by net negative reserve movements due to higher interest rates, primarily in the cash flow hedging reserve
Capital distributions
•Barclays paid a half-year dividend of 2.25p per share on 16 September 2022, and completed a share buyback of £0.5bn on 3 October 2022, bringing the total capital return equivalent to c.5.25p per share as announced at H122 results
•Barclays is committed to maintaining an appropriate balance between delivering attractive total cash returns to shareholders, investment in the business and maintaining a strong capital position. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividends as appropriate, including with share buybacks
•Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

12021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.
2Refers to the settlements with the SEC and Commodity Futures Trading Commission (CFTC) in connection with their investigations of the use of unauthorised devices for business communications. See Other matters on page 11.

Barclays PLC	7

Group Finance Director's Review
Barclays UK
Barclays UK delivered a RoE of 13.8% (Q321 YTD: 13.2%), a RoTE of 18.7% (Q321 YTD: 17.9%) and a lower cost: income ratio of 60% (Q321 YTD: 66%), reflecting improved income performance whilst maintaining broadly stable total operating expenses. Barclays UK continues to navigate a challenging operating environment with a focus on supporting customers through affordability challenges and retaining elevated unsecured lending coverage ratios, while remaining well positioned to benefit from rising rates
•Profit before tax was broadly in line at £1,979m (Q321 YTD: £1,957m), with the non-recurrence of a prior year credit impairment release offsetting benefits from the rising rate environment in the UK
•Total income increased 9% to £5,289m. Net interest income increased 10% to £4,293m with a net interest margin of 2.78% (Q321 YTD: 2.53%) primarily driven by the rising interest rate environment in the UK. Net fee, commission and other income increased 5% to £996m
–Personal Banking income increased 14% to £3,311m, driven by rising interest rates and the benefit of strong mortgage origination in 2021, partially offset by mortgage margin compression
–Barclaycard Consumer UK income decreased 8% to £824m as higher transaction based revenues from improved customer spend volumes were more than offset by lower interest earning lending (IEL) balances. Lower IEL balances were impacted by higher customer repayments and reduced borrowing
–Business Banking income increased 11% to £1,154m driven by rising interest rates alongside improved transaction based revenues, partially offset by lower government scheme lending income as repayments continue
•Credit impairment charges were £129m (Q321 YTD: £306m net release) driven by a deteriorating macroeconomic forecast, in particular from customer vulnerability to high inflation and rising interest rates. This was partially offset by consuming economic uncertainty PMAs which were established in prior periods in anticipation of the future deterioration, which is now captured within the modelled output. As at 30 September 2022, 30 and 90 day arrears rates in UK cards were 1.0% (Q321: 1.0%) and 0.3% (Q321: 0.3%) respectively. The arrears rates in the UK cards business remain below historical levels although provision levels remain elevated in light of affordability headwinds as reflected in the UK credit card and consumer loan business total coverage ratio of 8.3% (December 2021: 10.9%)
•Total operating expenses was broadly stable at £3,180m (Q321 YTD: £3,187m) driven by increased investment spend and the impact of inflation, offset by efficiency savings
•Loans and advances to customers at amortised cost decreased 2% to £205.1bn as £3.1bn of mortgage growth was more than offset by a £7.3bn decrease in Business Banking balances due to the repayment of government scheme lending and the yield curve impact from rising interest rates on the Education, Social Housing and Local Authority portfolio carrying value
•Customer deposits at amortised cost remained stable at £261.0bn (December 2021: £260.6bn), maintaining a strong loan: deposit ratio of 86% (December 2021: 85%)
•RWAs remained broadly stable at £73.2bn (December 2021: £72.3bn)

Barclays PLC	8

Group Finance Director's Review
Barclays International1
Barclays International delivered a RoE of 11.3% and a RoTE of 11.5%, with CIB RoE of 11.9% and RoTE of 11.9% reflecting the benefits of income diversification and continued investment in the business. CC&P delivered a RoE of 7.4% and RoTE of 8.9% as continued momentum across the business, including the GAP portfolio acquisition, was impacted by a provision for customer remediation costs relating to a legacy loan portfolio.
•Profit before tax decreased 22% to £4,169m with a RoE of 11.3% (Q321 YTD: 15.5%), RoTE of 11.5% (Q321 YTD: 15.9%), reflecting a RoE of 11.9% (Q321 YTD: 15.8%) in CIB and 7.4% (Q321 YTD: 13.9%) in CC&P and RoTE of 11.9% (Q321 YTD: 15.8%) in CIB and 8.9% (Q321 YTD: 16.2%) in CC&P
•Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The 9% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges, total operating expenses and RWAs
•Total income increased to £14,005m (Q321 YTD: £12,155m)
–CIB income increased 11% to £10,792m
–Global Markets income increased 38% to £7,428m representing the best Q3 YTD for both Markets and FICC on a comparable basis2. FICC income increased 63% to £4,719m, mainly in macro, reflecting higher levels of activity as we supported our clients through a period of market volatility. Equities income of £2,709m (Q321 YTD: £2,466m) included £292m of income related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities
–Investment Banking fees income decreased 36% to £1,735m due to the reduced fee pool, particularly in Equity and Debt capital markets3, and a strong prior year comparative
–Within Corporate, Transaction banking income increased 42% to £1,732m driven by improved margins and balance growth in deposits, and higher fee income. Corporate lending income was an expense of £103m (Q321 YTD: £412m income) due to fair value losses on leverage finance lending of c.£255m net of mark to market gains on related hedges, of which c.£190m fair value losses was recognised in Q322, and higher costs of hedging and credit protection
–CC&P income increased 31% to £3,213m
–International Cards and Consumer Bank income increased 33% to £2,053m as higher average cards balances, including the impact of the GAP portfolio acquisition, were partially offset by higher customer acquisition costs
–Private Bank income increased 25% to £729m, reflecting client balance growth and improved margins partially offset by the non-recurrence of a gain on a property sale in the prior year
–Payments income increased 30% to £431m driven by turnover growth following the easing of lockdown restrictions in the past year
•Credit impairment charges were £605m (Q321 YTD: £311m net release) driven by a deteriorating economic forecast
–CIB credit impairment charge of £78m (Q321 YTD: £400m net release) was driven by a net increase in modelled impairment and single name wholesale loan charges partially offset by the benefit of credit protection. The prior year included a net release resulting from an improved macroeconomic outlook scenario refresh
–CC&P credit impairment charges increased to £527m (Q321 YTD: £89m) driven by higher balances in US cards, including the day one impact of acquiring the GAP portfolio, and the deteriorating macroeconomic forecast, in particular from customer vulnerability to high inflation and rising interest rates. This was partially offset by consuming economic uncertainty PMAs which were established in prior periods in anticipation of the future deterioration, which is now captured within the modelled output . As at 30 September 2022, 30 and 90 day arrears in US cards were 2.0% (Q321: 1.5%) and 0.8% (Q321: 0.7%) respectively. The arrears rates in the US cards business remain below historical levels and continue to be supported by elevated provision levels in light of affordability headwinds as reflected in the total coverage ratio of 8.3% (December 2021: 10.6%)
•Total operating expenses increased 29% to £9,254m
–CIB total operating expenses increased 28% to £6,968m. Operating costs increased 11% to £5,834m driven by investment in talent, systems and technology, and the impact of inflation. Litigation and conduct charges were £1,134m (Q321 YTD: £178m) including £966m of rescission offer costs in relation to the Over-issuance of Securities and the £165m provision relating to the Devices Settlements4 recognised in Q222
–CC&P total operating expenses increased 31% to £2,286m primarily driven by £302m of litigation and conduct costs, mainly relating to provisions for higher customer remediation costs relating to a legacy loan portfolio. Operating costs increased 20% to £1,984m, including the impact of higher investment spend reflecting an increase in marketing and costs for existing and new partnerships

12021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.
2Period covering Q114-Q322. Pre 2014 data was not restated following re-segmentation in Q116.
3Data source: Dealogic for the period covering 1 January to 30 September 2022.
4Refers to the settlements with the SEC and CFTC in connection with their investigations of the use of unauthorised devices for business communications. See Other matters on page 11.

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Group Finance Director's Review

Barclays International (Continued)
•RWAs increased to £269.3bn (December 2021: £230.9bn) resulting from the impact of the appreciation of USD against GBP, increased client activity within CIB, regulatory changes that took effect from 1 January 2022 and higher CC&P balances driven mainly by the GAP portfolio acquisition

Head Office
•Loss before tax was £446m (Q321 YTD: £517m)
•Total income was an expense of £139m (Q321 YTD: £212m) which primarily reflected hedge accounting, funding costs on legacy capital instruments, treasury items, as well as a £74m loss on sale arising from disposals of Barclays’ equity stake in Absa Group Limited (Absa) in April 2022 and September 2022. This was partially offset by the gain of £86m from the sale and leaseback of UK data centres and the receipt of dividends from Absa prior to disposal
•Total operating expenses reduced to £293m (Q321 YTD: £519m) reflecting the non-recurrence of the £266m charge related to structural cost actions taken as part of the real estate review in June 2021, partially offset by higher litigation and conduct charges
•Other net income was an expense of £26m (Q321 YTD: £209m income) driven by a fair value loss on investments held by the Business Growth Fund in which Barclays has an associate interest
•RWAs reduced to £8.2bn (December 2021: £11.0bn) reflecting the disposals of Barclays' equity stake in Absa in April 2022 and September 2022

Group capital and leverage1
•The reported CET1 ratio decreased by c.130bps to 13.8% (December 2021: 15.1%) as RWAs increased by £36.6bn to £350.8bn partially offset by a CET1 capital increase of £1.2bn to £48.6bn
–c.90bps largely driven by returns to shareholders including the 2.25p dividend paid in September 2022 and £1.5bn of share buybacks which have now completed. It also included £0.6bn of AT1 coupon payments and an accrual towards a FY22 dividend
–c.80bps reduction to the CET1 ratio due to the impact of regulatory change on 1 January 2022 as CET1 capital decreased by £1.7bn and RWAs increased by £6.6bn
–c.20bps reduction due to the impact of the Over-issuance of Securities reflecting the £0.6bn net of tax impact to CET1 capital
–Excluding the impacts above, the CET1 ratio increased by c.60bps reflecting an increase in CET1 capital of £6.5bn partially offset by a £30.0bn increase in RWAs:
–The £6.5bn increase in CET1 capital largely reflects profits offset by a decrease in the fair value through other comprehensive income reserve. An increase in the currency translation reserve was broadly offset by increases in RWAs due to the appreciation of USD against GBP
–The £30.0bn increase in RWAs was primarily due to foreign exchange movements, increased client activity within CIB and higher CC&P balances mainly driven by the GAP portfolio acquisition. This was marginally offset by the disposal of Barclays' equity stake in Absa
•The UK leverage ratio decreased to 5.0% (December 2021: 5.2%) primarily due to an increase in the leverage exposure of £94.2bn to £1,232.1bn partially offset by an increase in Tier 1 Capital of £2.3bn to £61.8bn

Group funding and liquidity
•The liquidity pool was £326bn (December 2021: £291bn) and the liquidity coverage ratio (LCR) remained significantly above the 100% regulatory requirement at 151% (December 2021: 168%), equivalent to a surplus of £107bn (December 2021: £116bn). The increase in the liquidity pool, due to increased deposits and wholesale funding, was more than offset by increased net stress outflows resulting in a lower LCR ratio
•Wholesale funding outstanding, excluding repurchase agreements, was £188.9bn (December 2021: £167.5bn). The Group issued £9.3bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in the year to date. The Group has a strong MREL position with a ratio of 31.9% of RWAs which is in excess of its regulatory requirement of 28.4%, excluding the confidential institution specific PRA buffer. The Group remains above its MREL regulatory requirement including the PRA buffer
12021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	10

Group Finance Director's Review

Other matters
• Over-issuance of Securities: consistent with Barclays' announcement on 30 September 2022
–Barclays recognised a net attributable loss of £0.6bn year to date (Q322 attributable profit of £29m), materially in line with the financial impact disclosed in the Barclays PLC (BPLC) and Barclays Bank PLC (BBPLC) H122 results. This included a monetary penalty of $200m (£165m1) following the resolution of the SEC’s investigation of BPLC and BBPLC relating to the Over-issuance of Securities
–The external counsel-led review (the Review) of the facts and circumstances relating to the over-issuance and the control environment related to such issuances is now complete. The Review found that the over-issuance occurred because Barclays did not put in place a mechanism to track issuances after BBPLC was subjected to a limit on issuance. Among the principal causes of the over-issuance were, first, the failure to identify and escalate to senior executives the consequences of the loss of well-known seasoned issuer status, and, secondly, a decentralised ownership structure for securities issuance
–The Review further concluded that the over-issuance was not the result of a general lack of attention to controls by Barclays, and that Barclays’ management has consistently emphasised the importance of maintaining effective controls
As previously disclosed, Barclays has a contingent liability in relation to current and potential private civil claims and other potential enforcement actions relating to the Over-issuance of Securities.
For further details see the “Update on related litigation and conduct matters” on page 52.
•SEC and CFTC devices investigation: further to the previously disclosed settlements in principle by BBPLC and Barclays Capital Inc. (BCI) with the SEC and CFTC in relation to their investigations of compliance with recordkeeping obligations in connection with business-related communications sent over unapproved electronic messaging platforms, in September 2022 the SEC and CFTC announced the final terms of the settlements, under which Barclays Bank PLC and BCI have agreed to pay a combined $125m (£103m1) civil monetary penalty to the SEC and a $75m (£62m1) civil monetary penalty to the CFTC
•Legacy Loan Portfolio: a customer remediation provision of £282m has been recognised, of which £181m was recognised in Q122 relating to a legacy timeshare loan portfolio brokered by Azure Services Limited, and £101m was recognised in Q322 in relation to other legacy loan portfolios. Barclays continues to review complaints regarding these loans
•Financial Conduct Authority (FCA) proceedings: further to the disclosures in the H122 results in relation to the FCA investigation into disclosure-related matters arising out of BPLC’s June and November 2008 capital raisings:
–In September 2022, the FCA’s Regulatory Decisions Committee (RDC) issued Decision Notices finding that BPLC and BBPLC breached certain disclosure-related listing rules. The RDC also found that in relation to the disclosures made in the capital raising of November 2008, BPLC and BBPLC acted recklessly, and that BPLC breached Listing Principle 3. The RDC upheld the combined penalty of £50m on BPLC and BBPLC, the same penalty as in the Warning Notices issued by the FCA in relation to this matter in 2013
–BPLC and BBPLC have referred the RDC’s findings to the Upper Tribunal for reconsideration
–A provision for £50m has been recognised as at 30 September 2022 in relation to this matter and it is reported as a litigation and conduct expense within Head Office
•GAP portfolio acquisition: on 21 June 2022 Barclays completed the acquisition of a US credit card portfolio of $3.3bn (£2.7bn2) of receivables, in partnership with GAP Inc. The acquisition reduced the Group CET1 ratio by approximately 15bps at Q222. The partnership broadens Barclays product offering in the retail sector and store cards, advancing our strategy and growth ambitions in the United States
•Kensington Mortgage Company acquisition: on 24 June 2022 Barclays PLC announced that Barclays Bank UK PLC has agreed to acquire UK specialist mortgage lender Kensington Mortgage Company Limited, thereby broadening Barclays' capabilities and product offering in the UK mortgage market. The transaction is subject to regulatory approval and is expected to complete in late Q422 or early Q123
•Absa sale: on 21 April 2022, Barclays sold 63m ordinary shares in Absa (7.4% of Absa’s issued share capital) at a price of ZAR 164.0 per share, raising aggregate gross sale proceeds of ZAR 10.3bn (£516m3). On 1 September 2022, Barclays sold its remaining shareholding of 63m ordinary shares in Absa at a price of ZAR 169.0 per share raising aggregate gross sale proceeds of ZAR 10.7bn (£535m4)
•Pensions: during 2019 and 2020, the UK Retirement Fund, the Group’s main pension scheme, subscribed for non-transferable listed senior fixed rate notes for £1.25bn. Following the PRA's statement on 13 April 2022, Barclays is planning to unwind these transactions in Q422, which is expected to result in an accelerated c.30bps reduction to the CET1 ratio, which otherwise would have been reflected in subsequent periods
1Exchange rate GBP/USD 1.22 as at 30 June 2022.
2Exchange rate GBP/USD 1.23 as at 21 June 2022
3Exchange rate GBP/ZAR 20.04 as at 21 April 2022.
4Exchange rate GBP/ZAR 19.93 as at 1 September 2022.

Barclays PLC	11

Group Finance Director's Review

Other matters (continued)
•UK Corporation Tax: an increase in the UK corporation tax rate from 19% to 25% was enacted in 2021 and a reduction in the UK banking surcharge from 8% to 3% was enacted in Q122, both to be effective from 1 April 2023. On 14 October 2022 the UK Government announced that it intended to proceed with the increase in the corporation tax rate and that an update on the banking surcharge will be provided as part of its Medium-Term Fiscal Plan currently scheduled for 31 October 2022. It is therefore expected that from 1 April 2023 the corporation tax rate will be 25%, while the future rate of banking surcharge remains uncertain

Group targets
Barclays continues to target the following over the medium term:
•Returns: RoTE of greater than 10%
•Cost efficiency: cost: income ratio below 60%
•Capital adequacy: CET1 ratio in the range of 13-14%
Anna Cross, Group Finance Director

Barclays PLC	12

Group Finance Director's Review

Barclays UK	Nine months ended			Three months ended
	30.09.22	30.09.21		30.09.22	30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	4,293	3,889	10	1,561	1,303	20
Net fee, commission and other income	996	948	5	355	335	6
Total income	5,289	4,837	9	1,916	1,638	17
Credit impairment (charges)/releases	(129)	306		(81)	(137)	41
Net operating income	5,160	5,143	—	1,835	1,501	22
Operating costs	(3,152)	(3,155)	—	(1,069)	(1,041)	(3)
Litigation and conduct	(28)	(32)	13	(3)	(10)	70
Total operating expenses	(3,180)	(3,187)	—	(1,072)	(1,051)	(2)
Other net (expenses)/income	(1)	1		(1)	1
Profit before tax	1,979	1,957	1	762	451	69
Attributable profit	1,403	1,336	5	549	317	73

Performance measures
Return on average allocated equity	13.8%	13.2%		16.3%	9.4%
Return on average allocated tangible equity	18.7%	17.9%		22.1%	12.7%
Average allocated equity (£bn)	13.6	13.5		13.5	13.5
Average allocated tangible equity (£bn)	10.0	9.9		9.9	10.0
Cost: income ratio	60%	66%		56%	64%
Loan loss rate (bps)	8	(18)		14	24
Net interest margin	2.78%	2.53%		3.01%	2.49%

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	205.1	208.8	208.6
Total assets	316.8	321.2	312.1
Customer deposits at amortised cost	261.0	260.6	256.8
Loan: deposit ratio	86%	85%	86%
Risk weighted assets	73.2	72.3	73.2

Barclays PLC	13

Group Finance Director's Review

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.22	30.09.21		30.09.22	30.09.21
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	3,311	2,900	14	1,212	990	22
Barclaycard Consumer UK	824	898	(8)	283	293	(3)
Business Banking	1,154	1,039	11	421	355	19
Total income	5,289	4,837	9	1,916	1,638	17

Analysis of credit impairment (charges)/releases
Personal Banking	(47)	20		(26)	(30)	13
Barclaycard Consumer UK	42	290	(86)	2	(108)
Business Banking	(124)	(4)		(57)	1
Total credit impairment (charges)/releases	(129)	306		(81)	(137)	41

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	168.7	165.4	164.6
Barclaycard Consumer UK	9.0	8.7	8.6
Business Banking	27.4	34.7	35.4
Total loans and advances to customers at amortised cost	205.1	208.8	208.6

Analysis of customer deposits at amortised cost
Personal Banking	197.3	196.4	193.3
Barclaycard Consumer UK	—	—	—
Business Banking	63.7	64.2	63.5
Total customer deposits at amortised cost	261.0	260.6	256.8

Barclays PLC	14

Group Finance Director's Review

Barclays International	Nine months ended			Three months ended
	30.09.22	Restated[1] 30.09.21		30.09.22	Restated[1] 30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,462	2,308	50	1,497	749	100
Net trading income	6,540	4,904	33	1,328	1,515	(12)
Net fee, commission and other income	4,003	4,943	(19)	1,240	1,673	(26)
Total income	14,005	12,155	15	4,065	3,937	3
Credit impairment (charges)/releases	(605)	311		(295)	18
Net operating income	13,400	12,466	7	3,770	3,955	(5)
Operating costs	(7,818)	(6,916)	(13)	(2,776)	(2,310)	(20)
Litigation and conduct	(1,436)	(261)		396	(100)
Total operating expenses	(9,254)	(7,177)	(29)	(2,380)	(2,410)	1
Other net income	23	37	(38)	10	15	(33)
Profit before tax	4,169	5,326	(22)	1,400	1,560	(10)
Attributable profit	3,219	3,829	(16)	1,136	1,191	(5)

Performance measures
Return on average allocated equity	11.3%	15.5%		11.3%	14.5%
Return on average allocated tangible equity	11.5%	15.9%		11.6%	14.9%
Average allocated equity (£bn)	38.1	32.9		40.1	32.8
Average allocated tangible equity (£bn)	37.2	32.2		39.1	31.8
Cost: income ratio	66%	59%		59%	61%
Loan loss rate (bps)	43	(32)		62	(6)
Net interest margin	4.78%	3.96%		5.58%	4.02%

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	184.2	133.8	125.9
Trading portfolio assets	126.3	146.9	144.8
Derivative financial instrument assets	415.7	261.5	257.0
Financial assets at fair value through the income statement	244.7	188.2	200.5
Cash collateral and settlement balances	163.3	88.1	115.9
Other assets	257.2	225.6	231.8
Total assets	1,391.4	1,044.1	1,075.9
Deposits at amortised cost	313.2	258.8	253.3
Derivative financial instrument liabilities	394.2	256.4	252.3
Loan: deposit ratio	59%	52%	50%
Risk weighted assets	269.3	230.9	222.7

12021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	15

Group Finance Director's Review

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended			Three months ended
	30.09.22	Restated[1] 30.09.21		30.09.22	Restated[1] 30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,401	919	52	606	279
Net trading income	6,532	4,878	34	1,344	1,467	(8)
Net fee, commission and other income	2,859	3,905	(27)	871	1,383	(37)
Total income	10,792	9,702	11	2,821	3,129	(10)
Credit impairment (charges)/releases	(78)	400		(46)	128
Net operating income	10,714	10,102	6	2,775	3,257	(15)
Operating costs	(5,834)	(5,256)	(11)	(2,043)	(1,747)	(17)
Litigation and conduct	(1,134)	(178)		498	(99)
Total operating expenses	(6,968)	(5,434)	(28)	(1,545)	(1,846)	16
Other net income	—	1		—	—
Profit before tax	3,746	4,669	(20)	1,230	1,411	(13)
Attributable profit	2,910	3,337	(13)	1,015	1,085	(6)

Performance measures
Return on average allocated equity	11.9%	15.8%		11.9%	15.6%
Return on average allocated tangible equity	11.9%	15.8%		11.9%	15.6%
Average allocated equity	32.5	28.2		34.0	27.8
Average allocated tangible equity (£bn)	32.5	28.2		34.0	27.8
Cost: income ratio	65%	56%		55%	59%
Loan loss rate (bps)	7	(56)		13	(54)

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	140.0	100.0	93.8
Trading portfolio assets	126.1	146.7	144.7
Derivative financial instrument assets	415.5	261.5	256.9
Financial assets at fair value through the income statement	244.6	188.1	200.4
Cash collateral and settlement balances	162.6	87.2	115.1
Other assets	220.6	195.8	200.4
Total assets	1,309.4	979.3	1,011.3
Deposits at amortised cost	229.5	189.4	185.8
Derivative financial instrument liabilities	394.2	256.4	252.2
Risk weighted assets	230.6	200.7	192.5

Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,719	2,902	63	1,546	803	93
Equities	2,709	2,466	10	246	757	(68)
Global Markets	7,428	5,368	38	1,792	1,560	15
Advisory	571	634	(10)	150	253	(41)
Equity capital markets	126	655	(81)	42	186	(77)
Debt capital markets	1,038	1,414	(27)	341	532	(36)
Investment Banking fees	1,735	2,703	(36)	533	971	(45)
Corporate lending	(103)	412		(181)	168
Transaction banking	1,732	1,219	42	677	430	57
Corporate	1,629	1,631	—	496	598	(17)
Total income	10,792	9,702	11	2,821	3,129	(10)
12021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	16

Group Finance Director's Review

Analysis of Barclays International
Consumer, Cards and Payments	Nine months ended			Three months ended
	30.09.22	30.09.21		30.09.22	30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,061	1,390	48	891	471	89
Net fee, commission, trading and other income	1,152	1,063	8	353	337	5
Total income	3,213	2,453	31	1,244	808	54
Credit impairment charges	(527)	(89)		(249)	(110)
Net operating income	2,686	2,364	14	995	698	43
Operating costs	(1,984)	(1,660)	(20)	(733)	(563)	(30)
Litigation and conduct	(302)	(83)		(102)	(1)
Total operating expenses	(2,286)	(1,743)	(31)	(835)	(564)	(48)
Other net income	23	36	(36)	10	15	(33)
Profit before tax	423	657	(36)	170	149	14
Attributable profit	309	492	(37)	121	106	14

Performance measures
Return on average allocated equity	7.4%	13.9%		7.9%	8.6%
Return on average allocated tangible equity	8.9%	16.2%		9.5%	10.5%
Average allocated equity	5.6	4.7		6.1	4.9
Average allocated tangible equity (£bn)	4.7	4.0		5.1	4.0
Cost: income ratio	71%	71%		67%	70%
Loan loss rate (bps)	150	35		211	127

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	44.2	33.8	32.1
Total assets	82.0	64.8	64.6
Deposits at amortised cost	83.7	69.4	67.5
Risk weighted assets	38.7	30.2	30.2

Analysis of total income	£m	£m	% Change	£m	£m	% Change
International Cards and Consumer Bank	2,053	1,540	33	824	490	68
Private Bank	729	581	25	270	188	44
Payments	431	332	30	150	130	15
Total income	3,213	2,453	31	1,244	808	54

Barclays PLC	17

Group Finance Director's Review

Head Office	Nine months ended			Three months ended
	30.09.22	30.09.21		30.09.22	30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	76	(354)		10	(112)
Net fee, commission and other income	(215)	142		(40)	2
Total income	(139)	(212)	34	(30)	(110)	73
Credit impairment releases/(charges)	12	5		(5)	(1)
Net operating income	(127)	(207)	39	(35)	(111)	68
Operating costs	(239)	(507)	53	(94)	(95)	1
Litigation and conduct	(54)	(12)		(54)	(19)
Total operating expenses	(293)	(519)	44	(148)	(114)	(30)
Other net (expenses)/income	(26)	209		(10)	78
Loss before tax	(446)	(517)	14	(193)	(147)	(31)
Attributable loss	(635)	(39)		(173)	(134)	(29)

Performance measures
Average allocated equity (£bn)	5.3	8.7		3.2	10.2
Average allocated tangible equity (£bn)	1.6	5.0		(0.4)	6.5

	As at 30.09.22	Restated[1] As at 31.12.21	Restated[1] As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Total assets	18.7	19.0	18.5
Risk weighted assets	8.2	11.0	11.8

12021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	18

Quarterly Results Summary

Barclays Group
	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,068	2,422	2,341	2,230	1,940	2,052	1,851	1,845
Net fee, commission and other income	2,883	4,286	4,155	2,930	3,525	3,363	4,049	3,096
Total income	5,951	6,708	6,496	5,160	5,465	5,415	5,900	4,941
Credit impairment (charges)/releases	(381)	(200)	(141)	31	(120)	797	(55)	(492)
Net operating income	5,570	6,508	6,355	5,191	5,345	6,212	5,845	4,449
Operating costs	(3,939)	(3,682)	(3,588)	(3,514)	(3,446)	(3,587)	(3,545)	(3,480)
UK bank levy	—	—	—	(170)	—	—	—	(299)
Litigation and conduct	339	(1,334)	(523)	(92)	(129)	(143)	(33)	(47)
Total operating expenses	(3,600)	(5,016)	(4,111)	(3,776)	(3,575)	(3,730)	(3,578)	(3,826)
Other net (expenses)/income	(1)	7	(10)	13	94	21	132	23
Profit before tax	1,969	1,499	2,234	1,428	1,864	2,503	2,399	646
Tax charge	(249)	(209)	(614)	(104)	(292)	(246)	(496)	(163)
Profit after tax	1,720	1,290	1,620	1,324	1,572	2,257	1,903	483
Non-controlling interests	(2)	(20)	(1)	(27)	(1)	(15)	(4)	(37)
Other equity instrument holders	(206)	(199)	(215)	(218)	(197)	(194)	(195)	(226)
Attributable profit	1,512	1,071	1,404	1,079	1,374	2,048	1,704	220

Performance measures
Return on average shareholders' equity	10.6%	7.5%	9.9%	7.7%	9.7%	15.1%	12.5%	1.6%
Return on average tangible shareholders' equity	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%	14.7%	1.8%
Average shareholders' equity	56.8	57.1	56.9	56.2	56.5	54.4	54.4	55.7
Average tangible shareholders' equity (£bn)	48.6	49.0	48.8	48.0	48.3	46.5	46.5	47.6
Cost: income ratio	60%	75%	63%	73%	65%	69%	61%	77%
Loan loss rate (bps)	36	20	15	(3)	13	(90)	6	56
Basic earnings per share	9.4p	6.4p	8.4p	6.4p	8.0p	11.9p	9.9p	1.3p
Basic weighted average number of shares (m)	16,148	16,684	16,682	16,985	17,062	17,140	17,293	17,300
Period end number of shares (m)	15,888	16,531	16,762	16,752	16,851	16,998	17,223	17,359

Balance sheet and capital management[2]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	413.7	395.8	371.7	361.5	353.0	348.5	345.8	342.6
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.5%	1.6%	1.7%	1.8%	2.2%	2.4%
Total assets	1,726.9	1,589.2	1,496.1	1,384.3	1,406.5	1,376.3	1,379.7	1,349.5
Deposits at amortised cost	574.4	568.7	546.5	519.4	510.2	500.9	498.8	481.0
Net asset value per share	338p	346p	342p	339p	334p	328p	313p	315p
Tangible net asset value per share	286p	297p	294p	291p	286p	280p	267p	269p
Common equity tier 1 ratio	13.8%	13.6%	13.8%	15.1%	15.3%	15.0%	14.6%	15.1%
Common equity tier 1 capital	48.6	46.7	45.3	47.3	47.2	46.2	45.9	46.3
Risk weighted assets	350.8	344.5	328.8	314.1	307.7	307.4	313.4	306.2
UK leverage ratio	5.0%	5.1%	5.0%	5.2%	5.1%	5.0%	5.0%	5.3%
UK leverage exposure	1,232.1	1,151.2	1,123.5	1,137.9	1,162.7	1,154.9	1,145.4	1,090.9
Average UK leverage ratio	4.8%	4.7%	4.8%	4.9%	4.9%	4.8%	4.9%	5.0%
Average UK leverage exposure	1,259.6	1,233.5	1,179.4	1,229.0	1,201.1	1,192.7	1,174.9	1,146.9

Funding and liquidity
Group liquidity pool (£bn)	326	343	320	291	293	291	290	266
Liquidity coverage ratio	151%	156%	159%	168%	161%	162%	161%	162%
Loan: deposit ratio	72%	70%	68%	70%	69%	70%	69%	71%

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.
2Refer to pages 40 to 46 for further information on how capital, RWAs and leverage are calculated.

Barclays PLC	19

Quarterly Results by Business

Barclays UK
	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,561	1,393	1,339	1,313	1,303	1,305	1,281	1,317
Net fee, commission and other income	355	331	310	386	335	318	295	309
Total income	1,916	1,724	1,649	1,699	1,638	1,623	1,576	1,626
Credit impairment (charges)/releases	(81)	—	(48)	59	(137)	520	(77)	(170)
Net operating income	1,835	1,724	1,601	1,758	1,501	2,143	1,499	1,456
Operating costs	(1,069)	(1,085)	(998)	(1,202)	(1,041)	(1,078)	(1,036)	(1,134)
UK bank levy	—	—	—	(36)	—	—	—	(50)
Litigation and conduct	(3)	(16)	(9)	(5)	(10)	(19)	(3)	4
Total operating expenses	(1,072)	(1,101)	(1,007)	(1,243)	(1,051)	(1,097)	(1,039)	(1,180)
Other net (expenses)/income	(1)	—	—	(1)	1	—	—	6
Profit before tax	762	623	594	514	451	1,046	460	282
Attributable profit	549	458	396	420	317	721	298	160

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	205.1	205.9	207.3	208.8	208.6	207.8	205.7	205.4
Total assets	316.8	318.8	317.2	321.2	312.1	311.2	309.1	289.1
Customer deposits at amortised cost	261.0	261.5	260.3	260.6	256.8	255.5	247.5	240.5
Loan: deposit ratio	86%	85%	85%	85%	86%	87%	88%	89%
Risk weighted assets	73.2	72.2	72.7	72.3	73.2	72.2	72.7	73.7

Performance measures
Return on average allocated equity	16.3%	13.5%	11.6%	12.4%	9.4%	21.4%	8.8%	4.8%
Return on average allocated tangible equity	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%	12.0%	6.5%
Average allocated equity (£bn)	13.5	13.6	13.7	13.6	13.5	13.5	13.5	13.4
Average allocated tangible equity (£bn)	9.9	10.0	10.1	10.0	10.0	9.9	9.9	9.8
Cost: income ratio	56%	64%	61%	73%	64%	68%	66%	73%
Loan loss rate (bps)	14	—	9	(10)	24	(93)	14	31
Net interest margin	3.01%	2.71%	2.62%	2.49%	2.49%	2.55%	2.54%	2.56%

Barclays PLC	20

Quarterly Results by Business

Analysis of Barclays UK	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,212	1,077	1,022	983	990	987	923	895
Barclaycard Consumer UK	283	265	276	352	293	290	315	354
Business Banking	421	382	351	364	355	346	338	377
Total income	1,916	1,724	1,649	1,699	1,638	1,623	1,576	1,626

Analysis of credit impairment (charges)/releases
Personal Banking	(26)	(42)	21	8	(30)	72	(22)	(68)
Barclaycard Consumer UK	2	84	(44)	114	(108)	434	(36)	(78)
Business Banking	(57)	(42)	(25)	(63)	1	14	(19)	(24)
Total credit impairment (charges)/releases	(81)	—	(48)	59	(137)	520	(77)	(170)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	168.7	167.1	166.5	165.4	164.6	162.4	160.4	157.3
Barclaycard Consumer UK	9.0	8.8	8.4	8.7	8.6	8.8	8.7	9.9
Business Banking	27.4	30.0	32.4	34.7	35.4	36.6	36.6	38.2
Total loans and advances to customers at amortised cost	205.1	205.9	207.3	208.8	208.6	207.8	205.7	205.4

Analysis of customer deposits at amortised cost
Personal Banking	197.3	197.0	196.6	196.4	193.3	191.0	186.0	179.7
Barclaycard Consumer UK	—	—	—	—	—	0.1	0.1	0.1
Business Banking	63.7	64.5	63.7	64.2	63.5	64.4	61.4	60.7
Total customer deposits at amortised cost	261.0	261.5	260.3	260.6	256.8	255.5	247.5	240.5

Barclays PLC	21

Quarterly Results by Business

Barclays International
	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,497	1,029	936	955	749	811	748	614
Net trading income	1,328	2,766	2,446	789	1,515	1,455	1,934	1,372
Net fee, commission and other income	1,240	1,321	1,442	1,766	1,673	1,553	1,717	1,500
Total income	4,065	5,116	4,824	3,510	3,937	3,819	4,399	3,486
Credit impairment (charges)/releases	(295)	(209)	(101)	(23)	18	271	22	(291)
Net operating income	3,770	4,907	4,723	3,487	3,955	4,090	4,421	3,195
Operating costs	(2,776)	(2,537)	(2,505)	(2,160)	(2,310)	(2,168)	(2,438)	(2,133)
UK bank levy	—	—	—	(134)	—	—	—	(240)
Litigation and conduct	396	(1,319)	(513)	(84)	(100)	(140)	(21)	(9)
Total operating expenses	(2,380)	(3,856)	(3,018)	(2,378)	(2,410)	(2,308)	(2,459)	(2,382)
Other net income	10	5	8	3	15	13	9	9
Profit before tax	1,400	1,056	1,713	1,112	1,560	1,795	1,971	822
Attributable profit	1,136	783	1,300	818	1,191	1,207	1,431	441

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	184.2	167.3	144.8	133.8	125.9	121.9	123.5	122.7
Trading portfolio assets	126.3	126.9	134.1	146.9	144.8	147.1	131.1	127.7
Derivative financial instrument assets	415.7	343.5	288.8	261.5	257.0	255.4	269.4	301.8
Financial assets at fair value through the income statement	244.7	209.3	203.8	188.2	200.5	190.4	197.5	170.7
Cash collateral and settlement balances	163.3	128.5	132.0	88.1	115.9	108.5	109.7	97.5
Other assets	257.2	275.1	255.5	225.6	231.8	223.5	221.7	221.4
Total assets	1,391.4	1,250.6	1,159.0	1,044.1	1,075.9	1,046.8	1,052.9	1,041.8
Deposits at amortised cost	313.2	307.4	286.1	258.8	253.3	245.4	251.2	240.5
Derivative financial instrument liabilities	394.2	321.2	277.2	256.4	252.3	246.9	260.2	300.4
Loan: deposit ratio	59%	54%	51%	52%	50%	50%	49%	51%
Risk weighted assets	269.3	263.8	245.1	230.9	222.7	223.2	230.0	222.3

Performance measures
Return on average allocated equity	11.3%	8.2%	14.4%	9.7%	14.5%	14.6%	17.4%	5.7%
Return on average allocated tangible equity	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%	17.7%	5.8%
Average allocated equity (£bn)	40.1	38.2	36.0	33.8	32.8	33.0	32.8	31.1
Average allocated tangible equity (£bn)	39.1	37.3	35.1	32.9	31.8	32.4	32.3	30.5
Cost: income ratio	59%	75%	63%	68%	61%	60%	56%	68%
Loan loss rate (bps)	62	49	28	7	(6)	(87)	(7)	90
Net interest margin	5.58%	4.52%	4.15%	4.14%	4.02%	3.96%	3.92%	3.41%

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	22

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	606	410	385	432	279	370	270	110
Net trading income	1,344	2,738	2,450	774	1,467	1,494	1,917	1,397
Net fee, commission and other income	871	885	1,103	1,426	1,383	1,115	1,407	1,131
Total income	2,821	4,033	3,938	2,632	3,129	2,979	3,594	2,638
Credit impairment (charges)/releases	(46)	(65)	33	73	128	229	43	(52)
Net operating income	2,775	3,968	3,971	2,705	3,257	3,208	3,637	2,586
Operating costs	(2,043)	(1,870)	(1,921)	(1,562)	(1,747)	(1,623)	(1,886)	(1,603)
UK bank levy	—	—	—	(128)	—	—	—	(226)
Litigation and conduct	498	(1,314)	(318)	(59)	(99)	(78)	(1)	2
Total operating expenses	(1,545)	(3,184)	(2,239)	(1,749)	(1,846)	(1,701)	(1,887)	(1,827)
Other net income	—	—	—	1	—	—	1	2
Profit before tax	1,230	784	1,732	957	1,411	1,507	1,751	761
Attributable profit	1,015	579	1,316	695	1,085	989	1,263	413

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	140.0	125.8	109.6	100.0	93.8	91.0	94.3	92.4
Trading portfolio assets	126.1	126.7	134.0	146.7	144.7	147.0	130.9	127.5
Derivative financial instruments assets	415.5	343.4	288.7	261.5	256.9	255.3	269.4	301.7
Financial assets at fair value through the income statement	244.6	209.2	203.8	188.1	200.4	190.3	197.3	170.4
Cash collateral and settlement balances	162.6	127.7	131.2	87.2	115.1	107.7	108.8	96.7
Other assets	220.6	237.2	222.5	195.8	200.4	192.5	190.8	194.9
Total assets	1,309.4	1,170.0	1,089.8	979.3	1,011.3	983.8	991.5	983.6
Deposits at amortised cost	229.5	229.5	214.7	189.4	185.8	178.2	185.2	175.2
Derivative financial instrument liabilities	394.2	321.2	277.1	256.4	252.2	246.8	260.2	300.3
Risk weighted assets	230.6	227.6	213.5	200.7	192.5	194.3	201.3	192.2

Performance measures
Return on average allocated equity	11.9%	7.1%	17.1%	9.7%	15.6%	13.9%	17.9%	6.3%
Return on average allocated tangible equity	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%	17.9%	6.3%
Average allocated equity (£bn)	34.0	32.7	30.8	28.7	27.8	28.4	28.2	26.3
Average allocated tangible equity (£bn)	34.0	32.7	30.8	28.7	27.8	28.4	28.2	26.3
Cost: income ratio	55%	79%	57%	66%	59%	57%	53%	69%
Loan loss rate (bps)	13	20	(12)	(29)	(54)	(100)	(18)	22

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,546	1,529	1,644	546	803	895	1,204	812
Equities	246	1,411	1,052	501	757	777	932	542
Global Markets	1,792	2,940	2,696	1,047	1,560	1,672	2,136	1,354
Advisory	150	236	185	287	253	218	163	232
Equity capital markets	42	37	47	158	186	226	243	104
Debt capital markets	341	281	416	511	532	429	453	418
Investment Banking fees	533	554	648	956	971	873	859	754
Corporate lending	(181)	(47)	125	176	168	38	206	186
Transaction banking	677	586	469	453	430	396	393	344
Corporate	496	539	594	629	598	434	599	530
Total income	2,821	4,033	3,938	2,632	3,129	2,979	3,594	2,638

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	23

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	891	619	551	522	471	441	478	504
Net fee, commission, trading and other income	353	464	335	356	337	399	327	344
Total income	1,244	1,083	886	878	808	840	805	848
Credit impairment (charges)/releases	(249)	(144)	(134)	(96)	(110)	42	(21)	(239)
Net operating income	995	939	752	782	698	882	784	609
Operating costs	(733)	(667)	(584)	(598)	(563)	(545)	(552)	(530)
UK bank levy	—	—	—	(6)	—	—	—	(14)
Litigation and conduct	(102)	(5)	(195)	(25)	(1)	(62)	(20)	(11)
Total operating expenses	(835)	(672)	(779)	(629)	(564)	(607)	(572)	(555)
Other net income	10	5	8	2	15	13	8	7
Profit/(loss) before tax	170	272	(19)	155	149	288	220	61
Attributable profit/(loss)	121	204	(16)	123	106	218	168	28

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	44.2	41.5	35.2	33.8	32.1	30.9	29.2	30.3
Total assets	82.0	80.6	69.2	64.8	64.6	63.0	61.4	58.2
Deposits at amortised cost	83.7	77.9	71.4	69.4	67.5	67.2	66.0	65.3
Risk weighted assets	38.7	36.2	31.6	30.2	30.2	29.0	28.8	30.1

Performance measures
Return on average allocated equity	7.9%	14.8%	(1.2)%	9.7%	8.6%	19.1%	14.6%	2.4%
Return on average allocated tangible equity	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%	16.5%	2.7%
Average allocated equity (£bn)	6.1	5.5	5.2	5.1	4.9	4.6	4.6	4.8
Average allocated tangible equity (£bn)	5.1	4.6	4.3	4.2	4.0	4.0	4.1	4.2
Cost: income ratio	67%	62%	88%	72%	70%	72%	71%	65%
Loan loss rate (bps)	211	132	145	105	127	(49)	27	286

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	824	691	538	552	490	517	533	576
Private Bank	270	245	214	200	188	214	179	174
Payments	150	147	134	126	130	109	93	98
Total income	1,244	1,083	886	878	808	840	805	848

Barclays PLC	24

Quarterly Results by Business

Head Office
	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	10	—	66	(38)	(112)	(64)	(178)	(86)
Net fee, commission and other income	(40)	(132)	(43)	(11)	2	37	103	(85)
Total income	(30)	(132)	23	(49)	(110)	(27)	(75)	(171)
Credit impairment (charges)/releases	(5)	9	8	(5)	(1)	6	—	(31)
Net operating income	(35)	(123)	31	(54)	(111)	(21)	(75)	(202)
Operating costs	(94)	(60)	(85)	(152)	(95)	(341)	(71)	(213)
UK bank levy	—	—	—	—	—	—	—	(9)
Litigation and conduct	(54)	1	(1)	(3)	(19)	16	(9)	(42)
Total operating expenses	(148)	(59)	(86)	(155)	(114)	(325)	(80)	(264)
Other net (expenses)/income	(10)	2	(18)	11	78	8	123	8
Loss before tax	(193)	(180)	(73)	(198)	(147)	(338)	(32)	(458)
Attributable (loss)/profit	(173)	(170)	(292)	(159)	(134)	120	(25)	(381)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.7	19.8	19.9	19.0	18.5	18.3	17.7	18.6
Risk weighted assets[1]	8.2	8.6	11.0	11.0	11.8	12.0	10.7	10.2

Performance measures[1]
Average allocated equity (£bn)	3.2	5.3	7.2	8.8	10.2	7.9	8.1	11.2
Average allocated tangible equity (£bn)	(0.4)	1.7	3.6	5.1	6.5	4.2	4.3	7.3

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	25

Performance Management

Margins and balances
	Nine months ended 30.09.22			Nine months ended 30.09.21
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,293	206,308	2.78	3,889	205,889	2.53
Barclays International[1]	3,302	92,441	4.78	2,301	77,628	3.96
Total Barclays UK and Barclays International	7,595	298,749	3.40	6,190	283,517	2.92
Other[2]	236			(347)
Total Barclays Group	7,831			5,843

1Barclays International margins include the lending related investment bank business.
2Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.
The Group’s combined product and equity structural hedge notional as at 30 September 2022 was £266bn (30 September 2021: £224bn), with an average duration of close to 3 years (2021: average duration close to 3 years). Gross structural hedge contributions of £1,487m (Q321 YTD: £1,042m) and net structural hedge contributions of £(361)m (Q321 YTD: £889m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.09.22	£m	£m	%
Barclays UK	1,561	205,881	3.01
Barclays International[1]	1,420	100,910	5.58
Total Barclays UK and Barclays International	2,981	306,791	3.85

Three months ended 30.06.22
Barclays UK	1,393	205,834	2.71
Barclays International[1]	1,016	92,371	4.41
Total Barclays UK and Barclays International	2,409	298,205	3.24

Three months ended 31.03.22
Barclays UK	1,339	207,607	2.62
Barclays International[1]	867	84,838	4.15
Total Barclays UK and Barclays International	2,206	292,445	3.06

Three months ended 31.12.21
Barclays UK	1,313	209,064	2.49
Barclays International[1]	848	81,244	4.14
Total Barclays UK and Barclays International	2,161	290,308	2.95

Three months ended 30.09.21
Barclays UK	1,303	207,692	2.49
Barclays International[1]	783	77,364	4.02
Total Barclays UK and Barclays International	2,086	285,056	2.90
1Barclays International margins include the lending related investment bank business.

Barclays PLC	26

Credit Risk
Loans and advances at amortised cost by stage
The table below presents a stage allocation and business segment analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio as at 30 September 2022. Also included are a stage allocation of off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage as at 30 September 2022.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	161,995	23,111	2,805	187,911	224	741	684	1,649	186,262
Barclays International	34,489	3,928	1,729	40,146	607	1,082	879	2,568	37,578
Head Office	3,749	233	674	4,656	3	21	353	377	4,279
Total Barclays Group retail	200,233	27,272	5,208	232,713	834	1,844	1,916	4,594	228,119
Barclays UK	35,598	2,700	842	39,140	146	97	88	331	38,809
Barclays International	129,621	16,710	1,136	147,467	282	247	324	853	146,614
Head Office	156	—	20	176	—	—	20	20	156
Total Barclays Group wholesale[1]	165,375	19,410	1,998	186,783	428	344	432	1,204	185,579
Total loans and advances at amortised cost	365,608	46,682	7,206	419,496	1,262	2,188	2,348	5,798	413,698
Off-balance sheet loan commitments and financial guarantee contracts[2]	396,483	30,856	1,231	428,570	284	282	26	592	427,978
Total[3]	762,091	77,538	8,437	848,066	1,546	2,470	2,374	6,390	841,676

	As at 30.09.22				Nine months ended 30.09.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	3.2	24.4	0.9		36		3
Barclays International	1.8	27.5	50.8	6.4		501		167
Head Office	0.1	9.0	52.4	8.1		(12)		—
Total Barclays Group retail	0.4	6.8	36.8	2.0		525		30
Barclays UK	0.4	3.6	10.5	0.8		87		30
Barclays International	0.2	1.5	28.5	0.6		79		7
Head Office	—	—	100.0	11.4
Total Barclays Group wholesale[1]	0.3	1.8	21.6	0.6		166		12
Total loans and advances at amortised cost	0.3	4.7	32.6	1.4		691		22
Off-balance sheet loan commitments and financial guarantee contracts[2]	0.1	0.9	2.1	0.1		(2)
Other financial assets subject to impairment[3]						33
Total[4]	0.2	3.2	28.1	0.8		722
1Includes Wealth UK and Private Banking exposures measured on an individual customer exposure basis and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLS) of £7.4bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £3.5bn of balances reported as wholesale loans on page 29 in the Loans and advances at amortised cost by product disclosure.
2Excludes loan commitments and financial guarantees of £18.2bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £237.0bn and impairment allowance of £168m. This comprises £12m ECL on £234.6bn Stage 1 assets, £8m on £2.3bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £147m on £155m Stage 3 other assets.
4The loan loss rate is 23bps after applying the total impairment charge of £722m.

Barclays PLC	27

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,695	22,779	2,915	186,389	261	949	728	1,938	184,451
Barclays International	25,981	2,691	1,566	30,238	603	795	858	2,256	27,982
Head Office	3,735	429	705	4,869	2	36	347	385	4,484
Total Barclays Group retail	190,411	25,899	5,186	221,496	866	1,780	1,933	4,579	216,917
Barclays UK	35,571	1,917	969	38,457	153	43	111	307	38,150
Barclays International	92,341	13,275	1,059	106,675	187	192	458	837	105,838
Head Office	542	2	21	565	—	—	19	19	546
Total Barclays Group wholesale[1]	128,454	15,194	2,049	145,697	340	235	588	1,163	144,534
Total loans and advances at amortised cost	318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451
Off-balance sheet loan commitments and financial guarantee contracts[2]	312,142	34,815	1,298	348,255	217	302	23	542	347,713
Total[3]	631,007	75,908	8,533	715,448	1,423	2,317	2,544	6,284	709,164

	As at 31.12.21				Year ended 31.12.21
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	4.2	25.0	1.0		(227)		—
Barclays International	2.3	29.5	54.8	7.5		181		60
Head Office	0.1	8.4	49.2	7.9		—		—
Total Barclays Group retail	0.5	6.9	37.3	2.1		(46)		—
Barclays UK	0.4	2.2	11.5	0.8		122		32
Barclays International	0.2	1.4	43.2	0.8		(197)		—
Head Office	—	—	90.5	3.4		—		—
Total Barclays Group wholesale[1]	0.3	1.5	28.7	0.8		(75)		—
Total loans and advances at amortised cost	0.4	4.9	34.8	1.6		(121)		—
Off-balance sheet loan commitments and financial guarantee contracts[2]	0.1	0.9	1.8	0.2		(514)
Other financial assets subject to impairment[3]						(18)
Total	0.2	3.1	29.8	0.9		(653)

1Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures, including BBLS of £9.4bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £6.0bn of balances reported as wholesale loans on page 29 in the Loans and advances at amortised cost by product disclosure.
2Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn and impairment allowance of £114m. This comprises £6m ECL on £154.9bn Stage 1 assets, £1m on £157.0bn Stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances and £107m on £110m Stage 3 other assets.

Barclays PLC	28

Credit Risk

Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.09.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	153,932	15,050	1,742	824	17,616	2,042	173,590
Credit cards, unsecured loans and other retail lending	46,310	6,107	310	470	6,887	2,455	55,652
Wholesale loans	165,366	21,656	375	148	22,179	2,709	190,254
Total	365,608	42,813	2,427	1,442	46,682	7,206	419,496

Impairment allowance
Home loans	20	34	7	6	47	405	472
Credit cards, unsecured loans and other retail lending	793	1,478	115	167	1,760	1,426	3,979
Wholesale loans	449	376	4	1	381	517	1,347
Total	1,262	1,888	126	174	2,188	2,348	5,798

Net exposure
Home loans	153,912	15,016	1,735	818	17,569	1,637	173,118
Credit cards, unsecured loans and other retail lending	45,517	4,629	195	303	5,127	1,029	51,673
Wholesale loans	164,917	21,280	371	147	21,798	2,192	188,907
Total	364,346	40,925	2,301	1,268	44,494	4,858	413,698

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.2	0.4	0.7	0.3	19.8	0.3
Credit cards, unsecured loans and other retail lending	1.7	24.2	37.1	35.5	25.6	58.1	7.1
Wholesale loans	0.3	1.7	1.1	0.7	1.7	19.1	0.7
Total	0.3	4.4	5.2	12.1	4.7	32.6	1.4

As at 31.12.21
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,058	17,133	1,660	707	19,500	2,122	169,680
Credit cards, unsecured loans and other retail lending	37,840	5,102	300	248	5,650	2,332	45,822
Wholesale loans	132,967	15,246	306	391	15,943	2,781	151,691
Total	318,865	37,481	2,266	1,346	41,093	7,235	367,193

Impairment allowance
Home loans	19	46	6	7	59	397	475
Credit cards, unsecured loans and other retail lending	824	1,493	85	123	1,701	1,504	4,029
Wholesale loans	363	248	4	3	255	620	1,238
Total	1,206	1,787	95	133	2,015	2,521	5,742

Net exposure
Home loans	148,039	17,087	1,654	700	19,441	1,725	169,205
Credit cards, unsecured loans and other retail lending	37,016	3,609	215	125	3,949	828	41,793
Wholesale loans	132,604	14,998	302	388	15,688	2,161	150,453
Total	317,659	35,694	2,171	1,213	39,078	4,714	361,451

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.7	0.3
Credit cards, unsecured loans and other retail lending	2.2	29.3	28.3	49.6	30.1	64.5	8.8
Wholesale loans	0.3	1.6	1.3	0.8	1.6	22.3	0.8
Total	0.4	4.8	4.2	9.9	4.9	34.8	1.6

Barclays PLC	29

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Group’s ECL charge were refreshed in Q322 with the current Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, further inflation increases impact household income which, along with significant monetary policy tightening, contribute to lower growth prospects. GDP growth for 2023 drops to 0.3% in the UK and 1.1% in the US. Unemployment rates increase slightly in the near term, reaching 4.5% in the UK and 4.2% in the US. Central banks continue raising interest rates as currently expected with the UK Bank Rate reaching 3.50%, while the US Federal Funds Rate peaks at 3.75%. Higher interest rates are expected to adversely impact the housing markets in major economies but house price growth remains positive over the forecast horizon.
In the Downside 2 scenario, increasing and persistent inflationary pressures cause the central banks to raise interest rates sharply. The UK Bank Rate and the US Federal Funds Rate both reach 5.0% in Q423. These higher borrowing costs derail economies with unemployment peaking in 2024 at 9.5% in the UK and 9.75% in the US. With already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside 2 scenario, supply disruptions are resolved, and aggregate demand is supported by a release of household savings, accelerating GDP growth. Recovering labour force participation limits domestic inflationary pressures, while lower energy prices add downward pressure on prices globally. As a result of easing inflation, central banks keep interest rates lower for longer.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The small weighting increase in the Baseline and modest reduction in the Downside was due to the slight shift in the relative position of the Downside scenarios to the Baseline scenario.
Management has applied economic uncertainty and other adjustments to modelled ECL outputs. The economic uncertainty adjustments of £0.7bn (30 June 2022: £1.0bn) have been determined with reference to the latest consensus macroeconomic forecasts subsequent to the modelled refresh and consist primarily of a provision for customers and clients considered most vulnerable to rising costs and supply chain disruption.
The tables below show the key consensus macroeconomic variables used in the scenarios (5-year annual paths) and the probability weights applied to each scenario.

Barclays PLC	30

Credit Risk

Baseline average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP[1]	3.6	0.3	1.6	1.8	1.9
UK unemployment[2]	3.9	4.4	3.9	3.8	3.8
UK HPI[3]	6.6	0.6	0.4	2.0	2.8
UK bank rate	1.7	3.4	2.8	2.4	2.2
US GDP[1]	1.6	1.1	1.5	1.5	1.5
US unemployment[4]	3.7	4.0	4.2	4.2	4.2
US HPI[5]	6.4	3.4	3.4	3.4	3.4
US federal funds rate	2.1	3.4	2.8	2.3	2.3
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP[1]	3.9	1.7	1.6	1.6	1.6
UK unemployment[2]	4.0	4.1	3.9	3.9	3.9
UK HPI[3]	4.3	1.0	2.2	2.5	2.8
UK bank rate	1.5	2.7	2.4	2.1	2.0
US GDP[1]	3.3	2.2	2.1	2.1	2.1
US unemployment[4]	3.6	3.5	3.5	3.5	3.5
US HPI[5]	4.1	3.4	3.4	3.4	3.4
US federal funds rate	1.5	3.2	2.9	2.7	2.5
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP[1]	6.2	4.9	2.3	1.9	1.7
UK unemployment[2]	4.8	4.7	4.5	4.3	4.2
UK HPI[3]	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP[1]	5.5	3.9	2.6	2.4	2.4
US unemployment[4]	5.5	4.2	3.6	3.6	3.6
US HPI[5]	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays PLC	31

Credit Risk

Downside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP[1]	3.4	(5.0)	(2.5)	4.0	4.3
UK unemployment[2]	4.4	8.1	9.0	7.0	6.0
UK HPI[3]	4.8	(22.3)	(14.1)	15.8	12.8
UK bank rate	1.8	4.6	4.6	3.0	2.7
US GDP[1]	1.4	(4.2)	(2.5)	2.6	2.3
US unemployment[4]	4.1	7.9	9.5	8.3	6.7
US HPI[5]	5.2	(7.2)	(0.3)	5.3	4.1
US federal funds rate	2.2	4.6	4.6	3.4	2.8
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP[1]	3.1	(4.8)	(0.4)	4.3	3.6
UK unemployment[2]	5.2	8.4	8.6	6.8	5.9
UK HPI[3]	0.2	(26.2)	(3.6)	17.9	10.2
UK bank rate	1.8	4.7	4.3	2.6	2.3
US GDP[1]	2.4	(4.1)	(0.2)	3.4	2.7
US unemployment[4]	4.6	8.0	9.0	7.1	5.8
US HPI[5]	(0.2)	(11.7)	(0.2)	5.5	3.5
US federal funds rate	1.8	4.8	4.6	3.6	3.0
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP[1]	6.2	0.2	(4.0)	2.8	4.3
UK unemployment[2]	4.8	7.2	9.0	7.6	6.3
UK HPI[3]	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP[1]	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment[4]	5.5	6.4	9.1	8.1	6.4
US HPI[5]	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays PLC	32

Credit Risk

Downside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP[1]	3.5	(2.3)	(0.4)	2.9	3.1
UK unemployment[2]	4.1	6.3	6.5	5.4	4.9
UK HPI[3]	5.7	(11.4)	(7.0)	8.8	7.7
UK bank rate	1.7	3.9	3.8	2.7	2.4
US GDP[1]	1.5	(1.6)	(0.5)	2.0	1.9
US unemployment[4]	3.9	6.0	6.9	6.3	5.5
US HPI[5]	5.8	(2.0)	1.5	4.3	3.8
US federal funds rate	2.2	4.1	3.8	2.9	2.5
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP[1]	3.5	(1.6)	0.6	3.0	2.6
UK unemployment[2]	4.6	6.2	6.2	5.3	4.9
UK HPI[3]	2.3	(13.2)	(0.8)	10.0	6.5
UK bank rate	1.6	3.8	3.4	2.4	2.0
US GDP[1]	2.7	(1.0)	1.1	2.9	2.5
US unemployment[4]	4.1	5.7	6.2	5.3	4.6
US HPI[5]	1.9	(4.4)	1.6	4.4	3.4
US federal funds rate	1.7	3.9	3.8	3.2	2.8
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP[1]	6.2	2.8	(0.7)	2.3	2.9
UK unemployment[2]	4.8	6.2	6.8	6.0	5.3
UK HPI[3]	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP[1]	5.5	1.6	(0.4)	2.4	2.7
US unemployment[4]	5.5	5.4	6.6	6.1	5.2
US HPI[5]	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays PLC	33

Credit Risk

Upside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP[1]	4.0	4.0	3.3	2.8	2.4
UK unemployment[2]	3.8	3.5	3.4	3.4	3.4
UK HPI[3]	7.2	10.3	5.7	4.5	4.1
UK bank rate	1.6	1.9	1.4	1.3	1.3
US GDP[1]	1.9	3.7	3.2	2.8	2.8
US unemployment[4]	3.6	3.3	3.3	3.3	3.3
US HPI[5]	7.0	5.7	4.8	4.5	4.5
US federal funds rate	2.0	2.5	1.8	1.3	1.3
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP[1]	5.0	5.2	3.1	2.4	2.0
UK unemployment[2]	3.8	3.7	3.6	3.6	3.6
UK HPI[3]	6.5	11.2	6.2	4.7	3.7
UK bank rate	1.2	1.5	1.4	1.3	1.3
US GDP[1]	4.0	4.9	3.6	3.4	3.4
US unemployment[4]	3.4	3.0	3.1	3.1	3.1
US HPI[5]	5.4	5.5	4.6	4.5	4.5
US federal funds rate	1.1	2.2	1.9	1.7	1.5
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP[1]	6.2	7.2	4.0	2.7	2.1
UK unemployment[2]	4.8	4.5	4.1	4.0	4.0
UK HPI[3]	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP[1]	5.5	5.3	4.1	3.5	3.4
US unemployment[4]	5.5	3.9	3.4	3.3	3.3
US HPI[5]	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays PLC	34

Credit Risk

Upside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP[1]	3.8	2.1	2.5	2.3	2.1
UK unemployment[2]	3.8	3.7	3.6	3.6	3.6
UK HPI[3]	6.9	5.4	3.0	3.3	3.4
UK bank rate	1.7	2.6	2.2	1.8	1.6
US GDP[1]	1.8	2.4	2.3	2.2	2.2
US unemployment[4]	3.6	3.7	3.8	3.8	3.8
US HPI[5]	6.7	4.5	4.1	3.9	3.9
US federal funds rate	2.0	2.9	2.3	1.8	1.8
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP[1]	4.5	3.5	2.4	2.0	1.8
UK unemployment[2]	3.9	3.8	3.8	3.8	3.8
UK HPI[3]	5.4	6.3	4.1	3.6	3.2
UK bank rate	1.3	2.0	1.6	1.5	1.5
US GDP[1]	3.7	3.7	3.0	2.9	2.9
US unemployment[4]	3.5	3.2	3.3	3.3	3.3
US HPI[5]	4.7	4.4	4.0	3.9	3.9
US federal funds rate	1.3	2.4	2.2	1.9	1.8
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP[1]	6.2	6.0	3.1	2.3	1.9
UK unemployment[2]	4.8	4.6	4.3	4.2	4.1
UK HPI[3]	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP[1]	5.5	4.6	3.4	2.9	2.9
US unemployment[4]	5.5	4.0	3.5	3.5	3.5
US HPI[5]	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.22
Scenario probability weighting	13.2	26.1	39.8	14.2	6.7
As at 30.06.22
Scenario probability weighting	14.0	25.6	37.8	15.2	7.4
As at 31.12.21
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0

Barclays PLC	35

Credit Risk
ECL under 100% weighted scenarios for modelled portfolios
The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.
The economic uncertainty adjustments of £0.7bn in the below reconciliation provides headroom for a modelled move from Weighted to Downside 1 scenario.

Barclays PLC	36

Credit Risk

	Scenarios
As at 30 September 2022	Weighted[1]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	145,014	146,430	145,833	145,170	144,042	142,451
Credit cards, unsecured loans and other retail lending[2]	49,525	49,489	49,195	48,759	47,647	46,230
Wholesale loans	190,267	194,085	192,450	190,757	187,497	180,876
Stage 1 Model ECL (£m)
Home loans	4	3	3	3	6	13
Credit cards, unsecured loans and other retail lending	456	430	439	450	481	504
Wholesale loans	295	244	265	284	347	403
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.9	0.9	0.9	0.9	1.0	1.1
Wholesale loans	0.2	0.1	0.1	0.1	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	17,615	16,199	16,796	17,459	18,587	20,178
Credit cards, unsecured loans and other retail lending[2]	7,719	6,759	7,081	7,595	8,962	10,776
Wholesale loans	27,647	23,829	25,464	27,157	30,417	37,038
Stage 2 Model ECL (£m)
Home loans	21	13	15	18	32	55
Credit cards, unsecured loans and other retail lending	1,596	1,353	1,436	1,563	1,937	2,449
Wholesale loans	559	412	457	529	779	1,303
Stage 2 Coverage (%)
Home loans	0.1	0.1	0.1	0.1	0.2	0.3
Credit cards, unsecured loans and other retail lending	20.7	20.0	20.3	20.6	21.6	22.7
Wholesale loans	2.0	1.7	1.8	1.9	2.6	3.5
Stage 3 Model Exposure (£m)[3]
Home loans	1,586	1,586	1,586	1,586	1,586	1,586
Credit cards, unsecured loans and other retail lending	1,790	1,790	1,790	1,790	1,790	1,790
Wholesale loans	2,671	2,671	2,671	2,671	2,671	2,671
Stage 3 Model ECL (£m)
Home loans	322	311	314	318	338	364
Credit cards, unsecured loans and other retail lending	1,207	1,191	1,199	1,205	1,225	1,240
Wholesale loans[4]	45	41	42	44	49	54
Stage 3 Coverage (%)
Home loans	20.3	19.6	19.8	20.1	21.3	23.0
Credit cards, unsecured loans and other retail lending	67.4	66.5	67.0	67.3	68.4	69.3
Wholesale loans[4]	1.7	1.5	1.6	1.6	1.8	2.0
Total Model ECL (£m)
Home loans	347	327	332	339	376	432
Credit cards, unsecured loans and other retail lending	3,259	2,974	3,074	3,218	3,643	4,193
Wholesale loans[4]	899	697	764	857	1,175	1,760
Total Model ECL	4,505	3,998	4,170	4,414	5,194	6,385

Reconciliation to total ECL	£m
Total weighted model ECL	4,505
ECL from individually assessed impairments[4]	426
ECL from non-modelled exposures and others	363
ECL from post model management adjustments	1,096
Of which: ECL from economic uncertainty adjustments	735
Total ECL	6,390
1Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
2For Credit cards, unsecured loans and other retail lending, an average EAD measure is used (12-month or lifetime), depending on stage allocation for each scenario. Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.
3Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 30 September 2022 and not on macroeconomic scenario.
4Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £426m is reported as an individually assessed impairment in the reconciliation table.

Barclays PLC	37

Credit Risk
The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 2.1%.
Home loans: Total weighted ECL of £347m represents a 2.4% increase over the Baseline ECL (£339m) with coverage ratios steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenario, total ECL increases to £432m driven by a significant fall in UK HPI to 22.3% reflecting the non-linearity of the UK portfolio.

Credit cards, unsecured loans and other retail lending: Total weighted ECL of £3,259m represents a 1.3% increase over the Baseline ECL (£3,218m). Total ECL increases to £4,193m under the Downside 2 scenario, driven by the significant increase in UK unemployment rate to 8.1% and US unemployment rate to 7.9% in 2023.

Wholesale loans: Total weighted ECL of £899m represents an 4.9% increase over the Baseline ECL (£857m). Total ECL increases to £1,760m under Downside 2 scenario, driven by a significant decrease in UK GDP to (5.0)% and US GDP to (4.2)% in 2023.

Barclays PLC	38

Credit Risk

	Scenarios
As at 31 December 2021	Weighted[1]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	137,279	139,117	138,424	137,563	135,544	133,042
Credit cards, unsecured loans and other retail lending[2]	45,503	46,170	45,963	45,751	43,131	38,820
Wholesale loans	174,249	177,453	176,774	175,451	169,814	161,998
Stage 1 Model ECL (£m)
Home loans	4	2	2	3	6	14
Credit cards, unsecured loans and other retail lending	324	266	272	279	350	418
Wholesale loans	290	240	262	286	327	350
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.7	0.6	0.6	0.6	0.8	1.1
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	22,915	21,076	21,769	22,631	24,649	27,151
Credit cards, unsecured loans and other retail lending[2]	7,200	6,260	6,521	6,795	9,708	14,290
Wholesale loans	32,256	29,052	29,732	31,054	36,692	44,507
Stage 2 Model ECL (£m)
Home loans	15	10	11	12	22	47
Credit cards, unsecured loans and other retail lending	1,114	925	988	1,058	1,497	3,295
Wholesale loans	572	431	467	528	851	1,510
Stage 2 Coverage (%)
Home loans	0.1	—	0.1	0.1	0.1	0.2
Credit cards, unsecured loans and other retail lending	15.5	14.8	15.2	15.6	15.4	23.1
Wholesale loans	1.8	1.5	1.6	1.7	2.3	3.4
Stage 3 Model Exposure (£m)[3]
Home loans	1,724	1,724	1,724	1,724	1,724	1,724
Credit cards, unsecured loans and other retail lending	1,922	1,922	1,922	1,922	1,922	1,922
Wholesale loans	1,811	1,811	1,811	1,811	1,811	1,811
Stage 3 Model ECL (£m)
Home loans	303	292	295	299	320	346
Credit cards, unsecured loans and other retail lending	1,255	1,236	1,245	1,255	1,277	1,297
Wholesale loans[4]	323	321	322	323	326	332
Stage 3 Coverage (%)
Home loans	17.6	16.9	17.1	17.3	18.6	20.1
Credit cards, unsecured loans and other retail lending	65.3	64.3	64.8	65.3	66.4	67.5
Wholesale loans[4]	17.8	17.7	17.8	17.8	18.0	18.3
Total Model ECL (£m)
Home loans	322	304	308	314	348	407
Credit cards, unsecured loans and other retail lending	2,693	2,427	2,505	2,592	3,124	5,010
Wholesale loans[4]	1,185	992	1,051	1,137	1,504	2,192
Total Model ECL	4,200	3,723	3,864	4,043	4,976	7,609

Reconciliation to total ECL	£m
Total model ECL	4,200
ECL from individually assessed impairments[4]	524
ECL from non-modelled exposures and others	74
ECL from post model management adjustments[5]	1,486
Of which: ECL from economic uncertainty adjustments	1,692
Total ECL	6,284
1Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
2For Credit cards, unsecured loans and other retail lending, an average EAD measure is used (12-month or lifetime), depending on stage allocation for each scenario. Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.
3Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 30 September 2022 and not on macroeconomic scenario.
4Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £524m is reported as an individually assessed impairment in the reconciliation table.
5Post Model Adjustments include negative adjustments reflecting operational post model adjustments.

Barclays PLC	39

Treasury and Capital Risk
Regulatory minimum requirements
Capital
The Group’s Overall Capital Requirement for CET1 is 10.9% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group. On 13 December 2021, the FPC announced that a CCyB rate of 1% for UK exposures has been re-introduced with effect from 13 December 2022. On 5 July 2022, the FPC announced that the UK CCyB rate will be increased from 1% to 2% with effect from 5 July 2023.
The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement was set as a nominal amount. When expressed as a percentage of RWAs this was 4.2% of which at least 56.25% needed to be met with CET1 capital, equating to approximately 2.4% of RWAs. The Pillar 2A requirement is subject to at least annual review and is based on a point in time assessment.
The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.
Leverage
The Group is subject to a UK leverage ratio requirement of 3.8%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.5bn.
The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.2% Pillar 2A; and (ii) 6.75% of leverage exposures plus capital buffers, including the above mentioned confidential institution-specific PRA buffer. CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.
Significant regulatory updates in the period
Capital and RWAs
On 1 January 2022, the PRA’s implementation of Basel III standards took effect including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR) which replaces the Current Exposure Method for Standardised derivative exposures as a more risk sensitive approach. In addition, the PRA also implemented IRB roadmap changes which includes revisions to the criteria for definition of default, probability of default and loss given default estimation to ensure supervisory consistency and increase transparency of IRB models.
Leverage
From 1 January 2022, UK banks became subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio no longer applies. Central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits).

References to CRR, as amended by CRR II mean, the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Barclays PLC	40

Treasury and Capital Risk

			Restated[1]
Capital ratios[2,3,4]	As at 30.09.22	As at 30.06.22	As at 31.12.21
CET1	13.8%	13.6%	15.1%
T1	17.6%	17.1%	19.1%
Total regulatory capital	20.3%	19.9%	22.2%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	67,034	69,627	69,052
Less: other equity instruments (recognised as AT1 capital)	(13,270)	(12,357)	(12,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(494)	(595)	(666)
Adjustment to retained earnings for foreseeable repurchase of shares	(9)	(568)	—
Adjustment to retained earnings for foreseeable other equity coupons	(82)	(32)	(32)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,850)	(1,810)	(1,585)
Goodwill and intangible assets	(8,356)	(8,232)	(6,804)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,034)	(1,010)	(1,028)
Fair value reserves related to gains or losses on cash flow hedges	9,451	4,673	852
Excess of expected losses over impairment	(7)	—	—
Gains or losses on liabilities at fair value resulting from own credit	(773)	(62)	892
Defined benefit pension fund assets	(3,162)	(3,785)	(2,619)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)	(50)
Adjustment under IFRS 9 transitional arrangements	759	642	1,229
Other regulatory adjustments	387	220	345
CET1 capital	48,574	46,691	47,327

AT1 capital
Capital instruments and related share premium accounts	13,270	12,357	12,259
Qualifying AT1 capital (including minority interests) issued by subsidiaries	—	—	637
Other regulatory adjustments and deductions	(60)	(60)	(80)
AT1 capital	13,210	12,297	12,816

T1 capital	61,784	58,988	60,143

T2 capital
Capital instruments and related share premium accounts	8,524	8,442	8,713
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,176	1,277	1,113
Credit risk adjustments (excess of impairment over expected losses)	—	73	73
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	71,324	68,620	69,882

Total RWAs	350,774	344,516	314,136
1Capital metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information. The transitional CET1 ratio remains unchanged at 15.1%.
2CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments. December 2021 comparatives include the grandfathering of CRR non-compliant capital instruments.
3The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.6%, with £47.8bn of CET1 capital and £350.5bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
4The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 13.8%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays PLC	41

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.09.22	Nine months ended 30.09.22
	£m	£m
Opening CET1 capital[1]	46,691	47,327

Profit for the period attributable to equity holders	1,718	4,607
Own credit relating to derivative liabilities	(78)	(175)
Ordinary share dividends paid and foreseen	(263)	(856)
Purchased and foreseeable share repurchase	(500)	(1,500)
Other equity coupons paid and foreseen	(256)	(670)
Increase in retained regulatory capital generated from earnings	621	1,406

Net impact of share schemes	145	9
Fair value through other comprehensive income reserve	(408)	(1,167)
Currency translation reserve	1,730	3,433
Other reserves	23	58
Increase in other qualifying reserves	1,490	2,333

Pension remeasurements within reserves	(765)	325
Defined benefit pension fund asset deduction	623	(543)
Net impact of pensions	(142)	(218)

Additional value adjustments (PVA)	(40)	(265)
Goodwill and intangible assets	(124)	(1,552)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(24)	(6)
Excess of expected loss over impairment	(7)	(7)
Direct and indirect holdings by an institution of own CET1 instruments	—	30
Adjustment under IFRS 9 transitional arrangements	117	(470)
Other regulatory adjustments	(8)	(4)
Decrease in regulatory capital due to adjustments and deductions	(86)	(2,274)

Closing CET1 capital	48,574	48,574
1Opening balance as at 31 December 2021 has been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for further details.
CET1 capital increased £1.2bn to £48.6bn (December 2021: £47.3bn).
CET1 capital decreased by £1.7bn as a result of regulatory changes that took effect from 1 January 2022 including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and a reduction in IFRS9 transitional relief due to the relief applied to the pre-2020 impairment charge reducing to 25% in 2022 from 50% in 2021 and the relief applied to the post-2020 impairment charge reducing to 75% in 2022 from 100% in 2021.
£4.6bn of capital generated from profits, after absorbing the £0.6bn net of tax impact of the Over-issuance of Securities, was partially offset by distributions of £3bn comprising:
•£1bn buyback announced with FY21 results and the £0.5bn buyback announced with H122 results, both of which have completed
•£0.9bn of ordinary share dividend paid and foreseen reflecting £0.4bn half year 2022 dividend paid and a £0.5bn accrual towards a full year 2022 dividend
•£0.7bn of equity coupons paid and foreseen
Other significant movements in the period were:
•£1.2bn decrease in the fair value through other comprehensive income reserve primarily due to losses on bonds as a result of an increase in yields
•£3.4bn increase in the currency translation reserves driven by the appreciation of period end USD against GBP

Barclays PLC	42

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.22	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	6,487	55,121	246	—	—	84	256	—	11,047	73,241
Corporate and Investment Bank	38,886	75,561	20,115	24,735	446	3,111	15,596	26,879	25,296	230,625
Consumer, Cards and Payments	28,180	3,597	279	35	—	69	—	104	6,424	38,688
Barclays International	67,066	79,158	20,394	24,770	446	3,180	15,596	26,983	31,720	269,313
Head Office	2,785	6,431	—	—	—	—	—	—	(996)	8,220
Barclays Group	76,338	140,710	20,640	24,770	446	3,264	15,852	26,983	41,771	350,774

As at 30.06.22
Barclays UK	6,613	53,958	253	—	—	76	236	—	11,047	72,183
Corporate and Investment Bank	40,055	71,737	18,739	22,099	440	3,357	17,466	28,423	25,296	227,612
Consumer, Cards and Payments	25,516	3,643	256	34	—	64	28	195	6,424	36,160
Barclays International	65,571	75,380	18,995	22,133	440	3,421	17,494	28,618	31,720	263,772
Head Office	3,488	6,069	—	—	—	—	—	—	(996)	8,561
Barclays Group	75,672	135,407	19,248	22,133	440	3,497	17,730	28,618	41,771	344,516

As at 31.12.21
Barclays UK	7,195	53,408	426	—	—	138	100	—	11,022	72,289
Corporate and Investment Bank	29,420	64,416	15,223	19,238	105	2,289	17,306	27,308	25,359	200,664
Consumer, Cards and Payments	20,770	2,749	215	18	—	21	—	57	6,391	30,221
Barclays International	50,190	67,165	15,438	19,256	105	2,310	17,306	27,365	31,750	230,885
Head Office	4,733	7,254	—	—	—	—	—	—	(1,025)	10,962
Barclays Group	62,118	127,827	15,864	19,256	105	2,448	17,406	27,365	41,747	314,136

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.21)	189,945	37,673	44,771	41,747	314,136
Book size	10,661	2,504	(4,509)	24	8,680
Acquisitions and disposals	(1,081)	—	—	—	(1,081)
Book quality	(2,774)	944	—	—	(1,830)
Model updates	—	—	—	—	—
Methodology and policy	4,523	3,353	—	—	7,876
Foreign exchange movements[1]	15,774	4,646	2,573	—	22,993
Total RWA movements	27,103	11,447	(1,936)	24	36,638
Closing RWAs (as at 30.09.22)	217,048	49,120	42,835	41,771	350,774
1Foreign exchange movements does not include foreign exchange for modelled market risk or operational risk.
Overall RWAs increased £36.6bn to £350.8bn (December 2021: £314.1bn)
Credit risk RWAs increased £27.1bn:
•A £10.7bn increase in book size primarily driven by an increase in lending activities across CIB, CC&P and growth in mortgages within Barclays UK
•A £1.1bn decrease in acquisitions and disposals primarily driven by the disposal of Barclays' equity stake in Absa, offset by GAP portfolio acquisition
•A £2.7bn decrease in book quality primarily driven by the benefit in mortgages from an increase in the House Price Index (HPI)
•A £4.5bn increase in methodology and policy primarily as a result of regulatory changes relating to implementation of IRB roadmap changes, partially offset by the reversal of the software intangibles benefit
•A £15.8bn increase in FX primarily due to appreciation of period end USD against GBP
Counterparty Credit risk RWAs increased £11.4bn:
•A £2.5bn increase in book size primarily due to an increase in trading activities within SFTs and derivatives
•A £3.4bn increase in methodology and policy as a result of regulatory changes relating to the introduction of SA-CCR
•A £4.6bn increase in FX primarily due to appreciation of period end USD against GBP

Barclays PLC	43

Treasury and Capital Risk
Market risk RWAs decreased £1.9bn:
•A £4.5bn decrease in book size primarily driven by a £4.7bn decrease in Stressed Value at Risk (SVaR) model adjustment as a result of changes in portfolio composition and a £1.4bn reduction in Structural FX, partially offset by a £1.6bn increase due to client and trading activities
•A £2.6bn increase in FX primarily due to appreciation of period end USD against GBP

Barclays PLC	44

Treasury and Capital Risk

			Restated[1]
Leverage ratios[2,3]	As at 30.09.22	As at 30.06.22	As at 31.12.21
	£m	£m	£m
Average UK leverage ratio	4.8%	4.7%	4.9%
Average T1 capital	60,651	57,689	59,739
Average UK leverage exposure	1,259,648	1,233,537	1,229,041

UK leverage ratio	5.0%	5.1%	5.2%

CET1 capital	48,574	46,691	47,327
AT1 capital	13,210	12,297	12,179
T1 capital	61,784	58,988	59,506

UK leverage exposure	1,232,105	1,151,214	1,137,904

UK leverage exposure
Accounting assets
Derivative financial instruments	416,908	344,855	262,572
Derivative cash collateral	90,948	66,909	58,177
Securities financing transactions (SFTs)	224,978	193,682	170,853
Loans and advances and other assets	994,065	983,784	892,683
Total IFRS assets	1,726,899	1,589,230	1,384,285

Regulatory consolidation adjustments	(6,598)	(3,546)	(3,665)

Derivatives adjustments
Derivatives netting	(347,999)	(288,727)	(236,881)
Adjustments to collateral	(76,083)	(53,328)	(50,929)
Net written credit protection	26,838	28,102	15,509
Potential future exposure (PFE) on derivatives	84,597	85,469	137,291
Total derivatives adjustments	(312,647)	(228,484)	(135,010)

SFTs adjustments	30,477	29,784	24,544

Regulatory deductions and other adjustments	(21,582)	(22,758)	(20,219)

Weighted off-balance sheet commitments	135,222	127,400	115,047

Qualifying central bank claims	(267,792)	(294,477)	(210,134)

Settlement netting	(51,874)	(45,935)	(16,944)

UK leverage exposure	1,232,105	1,151,214	1,137,904
1Capital and leverage metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for further details.
2Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3Fully loaded average UK leverage ratio was 4.8%, with £59.9bn of T1 capital and £1,258.9bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £61.0bn of T1 capital and £1,231.3bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

The UK leverage ratio decreased to 5.0% (December 2021: 5.2%) primarily due to a £94.2bn increase in the leverage exposure, partially offset by a £2.3bn increase in Tier 1 Capital. The UK leverage exposure increased to £1,232.1bn (December 2021: £1,137.9bn) largely due to the following movements:

•£60.1bn increase in SFTs primarily driven by client activity in CIB
•£50.8bn increase in derivative financial instruments post additional regulatory netting and adjustments for cash collateral primarily driven by client and trading activity in CIB and the application of a 1.4 multiplier introduced under SA-CCR
•£42.7bn increase in loans and advances and other assets (excluding cash at central banks and settlement balances which are subject to regulatory exemptions) primarily due to increased lending

Barclays PLC	45

Treasury and Capital Risk
•£11.3bn increase in net written credit protection largely due to the inclusion of credit default swap options from 1 January 2022
•£52.7bn decrease in PFE on derivatives largely driven by increased netting eligibility due to the introduction of SA-CCR
•£39.2bn decrease in cash at central banks net of the qualifying central bank claims exemption primarily due to the matching of allowable liabilities rather than deposits introduced under the UK leverage framework review and an increase in eligible Euro denominated assets and liabilities.
The average UK leverage ratio decreased to 4.8% (December 2021: 4.9%) primarily due to a £30.6bn increase in average leverage exposure partially offset by a £0.9bn increase in average T1 capital. The increase in average UK leverage exposure was due to the movements broadly in line with UK Leverage exposure that were in turn driven by increased client activity during the year and the regulatory changes that came into effect from 1 January 2022 under UK leverage ratio framework.

Barclays PLC	46

Treasury and Capital Risk

MREL
MREL requirements including buffers[1,2,3,4]	Total requirement (£m) based on			Requirement as a percentage of:
			Restated[1]			Restated[1]
	As at 30.09.22	As at 30.06.22	As at 31.12.21	As at 30.09.22	As at 30.06.22	As at 31.12.21
Requirement based on RWAs (minimum requirement)	99,596	98,096	77,302	28.4%	28.5%	24.6%
Requirement based on UK leverage exposure[4]	97,243	91,532	93,975	7.9%	8.0%	6.9%

						Restated[1]
Own funds and eligible liabilities[1,3]				As at 30.09.22	As at 30.06.22	As at 31.12.21
				£m	£m	£m
CET1 capital				48,574	46,691	47,327
AT1 capital instruments and related share premium accounts[5]				13,210	12,297	12,179
T2 capital instruments and related share premium accounts[5]				8,364	8,355	8,626
Eligible liabilities				41,744	39,137	39,889
Total Barclays PLC (the Parent company) own funds and eligible liabilities				111,892	106,480	108,021

Total RWAs				350,774	344,516	314,136
Total UK leverage exposure[4]				1,232,105	1,151,214	1,356,191

						Restated[1]
Own funds and eligible liabilities ratios as a percentage of:[1]				As at 30.09.22	As at 30.06.22	As at 31.12.21
Total RWAs				31.9%	30.9%	34.4%
Total UK leverage exposure[4]				9.1%	9.2%	8.0%

As at 30 September 2022, Barclays PLC (the Parent company) held £111.9bn of own funds and eligible liabilities equating to 31.9% of RWAs. This was in excess of the Group's MREL requirement, excluding the PRA buffer, to hold £99.6bn of own funds and eligible liabilities equating to 28.4% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.
1Capital and leverage metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for further details.
2Minimum requirement excludes the confidential institution-specific PRA buffer.
3CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II including IFRS 9 transitional arrangements.
4As at 31 December 2021, MREL requirements were on a CRR leverage basis which, from 1 January 2022, was no longer applicable for UK banks.
5Includes other AT1 capital regulatory adjustments and deductions of £60m (December 2021: £80m), and other T2 credit risk adjustments and deductions of £160m (December 2021: £87m).

Barclays PLC	47

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Restated[1]
	Nine months ended 30.09.22	Nine months ended 30.09.21
	£m	£m
Total income	19,155	16,780
Credit impairment (charges)/releases	(722)	622
Net operating income	18,433	17,402
Operating expenses excluding litigation and conduct	(11,209)	(10,578)
Litigation and conduct	(1,518)	(305)
Operating expenses	(12,727)	(10,883)
Other net (expenses)/income	(4)	247
Profit before tax	5,702	6,766
Tax charge	(1,072)	(1,034)
Profit after tax	4,630	5,732

Attributable to:
Equity holders of the parent	3,987	5,126
Other equity instrument holders	620	586
Total equity holders of the parent	4,607	5,712
Non-controlling interests	23	20
Profit after tax	4,630	5,732

Earnings per share	p	p
Basic earnings per ordinary share	24.2	30.0

12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	48

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
		Restated[1]
	As at 30.09.22	As at 31.12.21
Assets	£m	£m
Cash and balances at central banks	257,070	238,574
Cash collateral and settlement balances	167,831	92,542
Loans and advances at amortised cost	413,697	361,451
Reverse repurchase agreements and other similar secured lending	1,286	3,227
Trading portfolio assets	126,374	147,035
Financial assets at fair value through the income statement	247,770	191,972
Derivative financial instruments	416,908	262,572
Financial assets at fair value through other comprehensive income	65,655	61,753
Investments in associates and joint ventures	916	999
Goodwill and intangible assets	8,371	8,061
Current tax assets	449	261
Deferred tax assets	7,272	4,619
Other assets	13,300	11,219
Total assets	1,726,899	1,384,285

Liabilities
Deposits at amortised cost	574,386	519,433
Cash collateral and settlement balances	145,086	79,371
Repurchase agreements and other similar secured borrowing	27,644	28,352
Debt securities in issue	119,722	98,867
Subordinated Liabilities	12,321	12,759
Trading portfolio liabilities	87,323	54,169
Financial liabilities designated at fair value	280,744	250,960
Derivative financial instruments	394,795	256,883
Current tax liabilities	533	689
Deferred tax liabilities	6	37
Other liabilities	16,336	12,724
Total liabilities	1,658,896	1,314,244

Equity
Called up share capital and share premium	4,358	4,536
Other reserves	(2,923)	1,770
Retained earnings	52,329	50,487
Shareholders' equity attributable to ordinary shareholders of the parent	53,764	56,793
Other equity instruments	13,270	12,259
Total equity excluding non-controlling interests	67,034	69,052
Non-controlling interests	969	989
Total equity	68,003	70,041

Total liabilities and equity	1,726,899	1,384,285

12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	49

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Restated[1] Retained earnings	Restated[1] Total	Non-controlling interests	Restated[1] Total equity
Nine months ended 30.09.22	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	—	620	—	3,987	4,607	23	4,630
Currency translation movements	—	—	3,433	—	3,433	—	3,433
Fair value through other comprehensive income reserve	—	—	(1,167)	—	(1,167)	—	(1,167)
Cash flow hedges	—	—	(8,596)	—	(8,596)	—	(8,596)
Retirement benefit remeasurements	—	—	—	325	325	—	325
Own credit	—	—	1,526	—	1,526	—	1,526
Total comprehensive income for the period	—	620	(4,804)	4,312	128	23	151
Employee share schemes and hedging thereof	46	—	—	383	429	—	429
Issue and redemption of other equity instruments	—	1,032	—	20	1,052	(20)	1,032
Other equity instruments coupon paid	—	(620)	—	—	(620)	—	(620)
Disposal of ABSA holding	—	—	(84)	84	—	—	—
Vesting of employee share schemes	—	—	7	(473)	(466)	—	(466)
Dividends paid	—	—	—	(1,028)	(1,028)	(23)	(1,051)
Repurchase of shares	(224)	—	224	(1,491)	(1,491)	—	(1,491)
Own credit realisation	—	—	(36)	36	—	—	—
Other movements	—	(21)	—	(1)	(22)	—	(22)
Balance as at 30 September 2022	4,358	13,270	(2,923)	52,329	67,034	969	68,003

Three months ended 30.09.22
Balance as at 1 July 2022	4,508	12,357	(218)	52,980	69,627	969	70,596
Profit after tax	—	206	—	1,512	1,718	2	1,720
Currency translation movements	—	—	1,730	—	1,730	—	1,730
Fair value through other comprehensive income reserve	—	—	(408)	—	(408)	—	(408)
Cash flow hedges	—	—	(4,778)	—	(4,778)	—	(4,778)
Retirement benefit remeasurements	—	—	—	(765)	(765)	—	(765)
Own credit	—	—	671	—	671	—	671
Total comprehensive income for the period	—	206	(2,785)	747	(1,832)	2	(1,830)
Employee share schemes and hedging thereof	13	—	—	(34)	(21)	—	(21)
Issue and redemption of other equity instruments	—	917	—	(5)	912	—	912
Other equity instruments coupon paid	—	(206)	—	—	(206)	—	(206)
Disposal of ABSA holding	—	—	(45)	45	—	—	—
Vesting of employee share schemes	—	—	—	(9)	(9)	—	(9)
Dividends paid	—	—	—	(364)	(364)	(2)	(366)
Repurchase of shares	(163)	—	163	(1,059)	(1,059)	—	(1,059)
Own credit realisation	—	—	(36)	36	—	—	—
Other movements	—	(4)	(2)	(8)	(14)	—	(14)
Balance as at 30 September 2022	4,358	13,270	(2,923)	52,329	67,034	969	68,003
12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	50

Condensed Consolidated Financial Statements

	As at 30.09.22	As at 31.12.21
Other reserves	£m	£m
Currency translation reserve	6,173	2,740
Fair value through other comprehensive income reserve	(1,534)	(283)
Cash flow hedging reserve	(9,449)	(853)
Own credit reserve	530	(960)
Other reserves and treasury shares	1,357	1,126
Total	(2,923)	1,770

Barclays PLC	51

Supplementary Information
Over-issuance of US securities under the Barclays Bank PLC US Shelf
Restatement of financial statements
A proportion of the costs associated with the rights of rescission of certain investors are attributable to BPLC’s financial statements for the year ended 31 December 2021. The comparatives in the quarterly financial information for 2021 and for the nine months ended 30 September 2021, including those in the consolidated income statement, the consolidated balance sheet and the consolidated statement of changes in equity included in this document, have been restated to reflect a provision in respect of the impact of the Over-issuance of Securities.
The table below reflects each of the consolidated financial statement line items that were affected by the restatement:

Impact on the consolidated income statement	As reported	Restatement	As restated
Nine months ended 30.09.21	£m	£m	£m
Litigation and conduct	(131)	(174)	(305)
Operating expenses	(10,709)	(174)	(10,883)
Profit before tax	6,940	(174)	6,766
Taxation	(1,076)	42	(1,034)
Profit after tax	5,864	(132)	5,732

Year ended 31.12.21	£m	£m	£m
Litigation and conduct	(177)	(220)	(397)
Operating expenses	(14,439)	(220)	(14,659)
Profit before tax	8,414	(220)	8,194
Taxation	(1,188)	50	(1,138)
Profit after tax	7,226	(170)	7,056

Impact on the consolidated balance sheet
As at 31.12.21	£m	£m	£m
Current tax liabilities	739	(50)	689
Provisions	1,688	220	1,908
Total liabilities	1,314,074	170	1,314,244

Retained earnings	50,657	(170)	50,487
Total equity	70,211	(170)	70,041
This omission in the financial statements has resulted in the restatement of the prior period Capital comparatives with the following impact:

•CET1 capital decreased £0.2bn from £47.5bn to £47.3bn. Both transitional and fully loaded CET1 ratios remained unchanged at 15.1% and 14.7% respectively. The transitional T1 ratio moved from 19.2% to 19.1% and Total transitional capital ratio moved from 22.3% to 22.2%
•Leverage exposure increased by £1.9bn with the UK leverage ratio decreasing from 5.3% to 5.2% and the average UK leverage ratio remaining unchanged at 4.9%
•Total own funds and eligible liabilities decreased £0.2bn to £108bn, which was in excess of a restated requirement to hold £94bn of own funds and eligible liabilities

Barclays PLC	52

Supplementary Information
Update on related litigation and conduct matters
Over-issuance of Securities under the Barclays Bank PLC US Shelf
In September 2022, the SEC announced the resolution of its investigation of BPLC and BBPLC relating to the Over-issuance of Securities by BBPLC under certain of its US shelf registration statements. Pursuant to the terms of the resolution, BPLC and BBPLC will pay a combined penalty of $200m (£165m1), without admitting or denying the SEC’s findings. The SEC has confirmed that the independent rescission offer made by BBPLC to holders of the relevant over-issued securities (which offer commenced on 1 August 2022 and expired on 12 September 2022) satisfies its requirements for disgorgement and related prejudgment interest.
The Group is engaged with, and responding to inquiries and requests for information from, various other regulators who may seek to impose fines, penalties and/or other sanctions as a result of this matter. Furthermore, BBPLC and/or its affiliates may incur costs and liabilities in relation to private civil claims which have been filed and may face other potential private civil claims, class actions or other enforcement actions in relation to this matter. For example, in September 2022, a purported class action claim was filed in the US District Court in Manhattan by two Florida pension plans seeking to hold BPLC and former and current executives responsible for declines in the prices of its American depositary receipts, which plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures.
Any liabilities, claims or actions in connection with the Over-issuance of Securities under BBPLC's US shelf registration statements could have an adverse effect on the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.

1Exchange rate GBP/USD 1.22 as at 30 June 2022.

Barclays PLC	53

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.
Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
Average allocated tangible equity	Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 55 to 58.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 55 to 59.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 26.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 60.

Income excluding the Over-issuance of Securities	Total income excluding the Over-issuance of Securities. The components of the calculation have been included on page 57.
Operating expenses excluding the Over-issuance of Securities	Total operating expenses excluding the Over-issuance of Securities. The components of the calculation have been included on page 57.

Barclays PLC	54

Appendix: Non-IFRS Performance Measures
Returns
Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Nine months ended 30.09.22	£m	£bn	%
Barclays UK	1,403	10.0	18.7
Corporate and Investment Bank	2,910	32.5	11.9
Consumer, Cards and Payments	309	4.7	8.9
Barclays International	3,219	37.2	11.5
Head Office	(635)	1.6	n/m
Barclays Group	3,987	48.8	10.9

Nine months ended 30.09.21[1]
Barclays UK	1,336	9.9	17.9
Corporate and Investment Bank	3,337	28.2	15.8
Consumer, Cards and Payments	492	4.0	16.2
Barclays International	3,829	32.2	15.9
Head Office	(39)	5.0	n/m
Barclays Group	5,126	47.1	14.5

12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	55

Appendix: Non-IFRS Performance Measures

	Nine months ended 30.09.22
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,403	2,910	309	3,219	(635)	3,987

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	32.5	5.6	38.1	5.2	56.9
Average goodwill and intangibles	(3.6)	—	(0.9)	(0.9)	(3.6)	(8.1)
Average tangible shareholders' equity	10.0	32.5	4.7	37.2	1.6	48.8

Return on average tangible shareholders' equity	18.7%	11.9%	8.9%	11.5%	n/m	10.9%

	Nine months ended 30.09.21[1]
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,336	3,337	492	3,829	(39)	5,126

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.5	28.2	4.7	32.9	8.7	55.1
Average goodwill and intangibles	(3.6)	—	(0.7)	(0.7)	(3.7)	(8.0)
Average tangible shareholders' equity	9.9	28.2	4.0	32.2	5.0	47.1

Return on average tangible shareholders' equity	17.9%	15.8%	16.2%	15.9%	n/m	14.5%
12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	56

Appendix: Non-IFRS Performance Measures

Reconciliation of financial results excluding the impact of the Over-issuance of Securities

	Nine months ended 30.09.22			Restated[1] Nine months ended 30.09.21
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m
Corporate and Investment Bank	10,792	292	10,500	9,702	—	9,702
Barclays International	14,005	292	13,713	12,155	—	12,155
Total Group income	19,155	292	18,863	16,780	—	16,780
Litigation and conduct	(1,518)	(966)	(552)	(305)	(174)	(131)
Total Group operating expenses	(12,727)	(966)	(11,761)	(10,883)	(174)	(10,709)

	Three months ended 30.09.22			Restated[1] Three months ended 30.09.21
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m
Corporate and Investment Bank	2,821	(466)	3,287	3,129	—	3,129
Barclays International	4,065	(466)	4,531	3,937	—	3,937
Total Group income	5,951	(466)	6,417	5,465	—	5,465
Litigation and conduct	339	503	(164)	(129)	(97)	(32)
Total Group operating expenses	(3,600)	503	(4,103)	(3,575)	(97)	(3,478)

12021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

Barclays PLC	57

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,512	1,071	1,404	1,079	1,374	2,048	1,704	220

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	56.8	57.1	56.9	56.1	56.5	54.4	54.4	55.7
Average goodwill and intangibles	(8.2)	(8.1)	(8.1)	(8.1)	(8.2)	(7.9)	(7.9)	(8.1)
Average tangible shareholders' equity	48.6	49.0	48.8	48.0	48.3	46.5	46.5	47.6

Return on average tangible shareholders' equity	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%	14.7%	1.8%

Barclays UK
Return on average allocated tangible equity	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	549	458	396	420	317	721	298	160

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.5	13.6	13.7	13.6	13.6	13.5	13.5	13.4
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	9.9	10.0	10.1	10.0	10.0	9.9	9.9	9.8

Return on average allocated tangible equity	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%	12.0%	6.5%

12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

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Appendix: Non-IFRS Performance Measures

Barclays International
Return on average allocated tangible equity	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,136	783	1,300	818	1,191	1,207	1,431	441

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	40.1	38.2	36.0	33.8	32.7	33.0	32.8	31.1
Average goodwill and intangibles	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)	(0.5)	(0.6)
Average allocated tangible equity	39.1	37.3	35.1	32.9	31.8	32.4	32.3	30.5

Return on average allocated tangible equity	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%	17.7%	5.8%

Corporate and Investment Bank
Return on average allocated tangible equity	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,015	579	1,316	695	1,085	989	1,263	413

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	34.0	32.7	30.8	28.7	27.8	28.4	28.2	26.3
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	34.0	32.7	30.8	28.7	27.8	28.4	28.2	26.3

Return on average allocated tangible equity	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%	17.9%	6.3%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	121	204	(16)	123	106	218	168	28

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.1	5.5	5.2	5.1	4.9	4.6	4.6	4.8
Average goodwill and intangibles	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)	(0.5)	(0.6)
Average allocated tangible equity	5.1	4.6	4.3	4.2	4.0	4.0	4.1	4.2

Return on average allocated tangible equity	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%	16.5%	2.7%

12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

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Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 30.09.22	Restated[1] As at 31.12.21	Restated[1] As at 30.09.21
	£m	£m	£m
Total equity excluding non-controlling interests	67,034	69,052	68,565
Other equity instruments	(13,270)	(12,259)	(12,252)
Shareholders' equity attributable to ordinary shareholders of the parent	53,764	56,793	56,313
Goodwill and intangibles	(8,371)	(8,061)	(8,147)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	45,393	48,732	48,166

	m	m	m
Shares in issue	15,888	16,752	16,851

	p	p	p
Net asset value per share	338	339	334
Tangible net asset value per share	286	291	286
12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

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Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	Q322 YTD	Q321 YTD[1]	Q322	Q222	Q122	Q421[1]	Q321[1]	Q221[1]	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	1,403	1,336	549	458	396	420	317	721	298	160
Corporate and Investment Bank	2,910	3,337	1,015	579	1,316	695	1,085	989	1,263	413
Consumer, Cards and Payments	309	492	121	204	(16)	123	106	218	168	28
Barclays International	3,219	3,829	1,136	783	1,300	818	1,191	1,207	1,431	441
Head Office	(635)	(39)	(173)	(170)	(292)	(159)	(134)	120	(25)	(381)
Barclays Group	3,987	5,126	1,512	1,071	1,404	1,079	1,374	2,048	1,704	220

Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	13.6	13.5	13.5	13.6	13.7	13.6	13.5	13.5	13.5	13.4
Corporate and Investment Bank	32.5	28.2	34.0	32.7	30.8	28.7	27.8	28.4	28.2	26.3
Consumer, Cards and Payments	5.6	4.7	6.1	5.5	5.2	5.1	4.9	4.6	4.6	4.8
Barclays International	38.1	32.9	40.1	38.2	36.0	33.8	32.8	33.0	32.8	31.1
Head Office	5.3	8.7	3.2	5.3	7.2	8.8	10.2	7.9	8.1	11.2
Barclays Group	56.9	55.1	56.8	57.1	56.9	56.2	56.5	54.4	54.4	55.7

Return on average equity	%	%	%	%	%	%	%	%	%	%
Barclays UK	13.8	13.2	16.3	13.5	11.6	12.4	9.4	21.4	8.8	4.8
Corporate and Investment Bank	11.9	15.8	11.9	7.1	17.1	9.7	15.6	13.9	17.9	6.3
Consumer, Cards and Payments	7.4	13.9	7.9	14.8	(1.2)	9.7	8.6	19.1	14.6	2.4
Barclays International	11.3	15.5	11.3	8.2	14.4	9.7	14.5	14.6	17.4	5.7
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	9.3	12.4	10.6	7.5	9.9	7.7	9.7	15.1	12.5	1.6

1The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information

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Appendix: Non-IFRS Performance Measures

Notable Items
	Nine months ended 30.09.22		Three months ended 30.09.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	5,702	3,987	1,969	1,512
Net impact from the Over-issuance of Securities	(674)	(552)	37	29
Customer remediation costs on legacy loan portfolio	(282)	(228)	(101)	(81)
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	(165)	(165)	—	—
Other litigation and conduct	(105)	(98)	(63)	(60)
Re-measurement of UK DTAs	—	(346)	—	—
Excluding the impact of notable items	6,928	5,376	2,096	1,624

	Nine months ended 30.09.21		Three months ended 30.09.21
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory[1]	6,766	5,126	1,864	1,374
Net impact from the Over-issuance of Securities	(174)	(132)	(97)	(73)
Structural cost action - June 2021 real estate review	(266)	(203)	—	—
Other litigation and conduct	(131)	(107)	(32)	(21)
Re-measurement of UK DTAs	—	402	—	10
Excluding the impact of notable items	7,337	5,166	1,993	1,458

The Group’s management believes that the Non-GAAP financial measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group’s results disclosures which, when excluded from Barclays’ statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-GAAP financial measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

12021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 52 for more information.

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Shareholder Information

				% Change[2]
Exchange rates[1]	30.09.22	30.06.22	30.09.21	30.06.22	30.09.21
Period end - USD/GBP	1.12	1.22	1.35	(8)%	(17)%
YTD average - USD/GBP	1.26	1.30	1.39	(3)%	(9)%
3 month average - USD/GBP	1.18	1.26	1.38	(6)%	(14)%
Period end - EUR/GBP	1.14	1.16	1.16	(2)%	(2)%
YTD average - EUR/GBP	1.18	1.19	1.16	(1)%	2%
3 month average - EUR/GBP	1.17	1.18	1.17	(1)%	—

Share price data
Barclays PLC (p)	144.30	153.12	189.60
Barclays PLC number of shares (m)[3]	15,888	16,531	16,851

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 2055[4] from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0854
United States of America
shareowneronline.com/information/contact-us
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

.
1The average rates shown above are derived from daily spot rates during the year.
2The change is the impact to GBP reported information.
3The number of shares of 15,888m as at 30 September is different from the 15,865m quoted in the 3 October 2022 announcement because the share buyback transactions executed on 29 and 30 September 2022 did not settle until 1 October 2022 and 3 October 2022 respectively.
4Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

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Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

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Glossary of terms
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value (LTV) ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Group.
‘Barclays International’ The segment of Barclays held by Barclays Bank PLC.  The division consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses.
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ Serves business clients, from high growth start-ups to small and medium-sized businesses, with specialist advice for their business banking needs.

Barclays PLC	65

Glossary of terms
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young fast growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the Countercyclical Capital Buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package, amends the CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within Directive (EU) 2019/878 by 28 December 2020. CRD forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and was subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, CRR will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and was subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA Rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a Central Counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.

Barclays PLC	66

Glossary of terms
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and Other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.

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Glossary of terms
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Conduct risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group’s products and services. ‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ Comprises the International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Payments (including merchant acquiring and commercial payments) and Private Bank businesses.
‘Contingent Capital Notes (CCNs)’ Interest bearing debt securities issued by the Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer's perspective in the event of the Common Equity Tier 1 (CET1) ratio of the relevant Barclays Group entity falling below a specific level, or at the direction of regulators.
‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A conversion trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See ‘Contingent Capital Notes (CCNs)’.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Corporate and Investment Bank (CIB)’ The Investment Banking, Corporate Banking and Global Markets businesses which form part of Barclays International.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Financing Facility (CCFF)’: Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.

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‘CRD IV’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘CRR leverage exposure’ A measure of leverage exposure calculated in accordance with Article 429 of the CRR as applicable in the EU. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘CRR leverage ratio’ A leverage ratio calculated using the CRR definition of “Tier 1 capital” for the numerator and the CRR definition of “leverage exposure” as the denominator, as applicable in the EU. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.

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‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of CIB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

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‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 19 European Union countries that have adopted the Euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group's modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
'FICC' Represents Macro (including rates and currency), Credit and Securitised products, part of CIB.
'Financial Policy Committee (FPC)' The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.

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‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.

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‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.

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‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.

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‘IRB Roadmap’ Introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association, commonly known as “ISDA”.
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered Bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of High quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

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‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out for certain currencies.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended from time to time), which together are European Union law that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable.

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Glossary of terms
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Net Interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.

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Glossary of terms
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that O-SIIs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over issuance of Securities’ over-issuance of US securities under the Barclays Bank PLC’s US shelf registration statements filed with the SEC in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

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‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

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Glossary of terms
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR) Article 154.4. It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

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Glossary of terms
‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Return on average allocated tangible equity’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans
–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures

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Glossary of terms
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.

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‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by Regulation (EU) 2019/876 (CRR II).
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in Capital Requirements Regulation (CRR) Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

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‘Standard & Poor’s’ A credit rating agency.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

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‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL).
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.

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‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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